SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934

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THE J. M. SMUCKER COMPANY
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement)

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**Notice of
2002 Annual Meeting
of Shareholders and
Proxy Statement**







THE J. M. SMUCKER COMPANY

STRAWBERRY LANE
ORRVILLE, OHIO 44667-0280

Dear Shareholder:

You are cordially invited to attend The J. M. Smucker Company's Annual Meeting of Shareholders at 11:00 a.m., eastern daylight time, on Tuesday, August 13, 2002, in Fisher Auditorium at the Ohio Agricultural Research and Development Center, 1680 Madison Avenue, Wooster, Ohio. A map showing the location of Fisher Auditorium is on the back cover. A notice of the annual meeting and the proxy statement follow.

If you are a record holder of common shares, you also will find enclosed a proxy card and an envelope in which to return it. Whether or not you plan to attend the meeting, please sign, date, and return the proxy card at your earliest convenience. For more information concerning voting by proxy, please see the sections of the proxy statement entitled "Voting Rights of Common Shares" and "Confirmation of Beneficial Ownership."

PLEASE NOTE THAT ADMISSION TO THE MEETING WILL BE BY ADMISSION CARD ONLY. If you plan to attend the meeting, you may obtain an admission card as follows:

1. If you are a record holder of common shares, please mark the appropriate box on the enclosed proxy card so that we can mail an admission card to you in advance of the meeting.

2. If you are not a record holder, but instead hold common shares in the name of your broker, bank, or other nominee, please write to the corporate secretary to request an admission card and furnish proof of shareholder status, such as a bank or brokerage firm account statement.

Sincerely,

Tim Smucker

Chairman and
Co-Chief Executive Officer

Richard K. Smucker

President and
Co-Chief Executive Officer

THE J. M. SMUCKER COMPANY
STRAWBERRY LANE
ORRVILLE, OHIO 44667-0280

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The 2002 Annual Meeting of Shareholders of The J. M. Smucker Company will be held at 11:00 a.m., eastern daylight time, on Tuesday, August 13, 2002, in Fisher Auditorium at the Ohio Agricultural Research and Development Center, 1680 Madison Avenue, Wooster, Ohio, for the following purposes:

    (1) to elect directors to the class whose term of office will expire in 2005;

    (2) to approve an amendment and restatement of the 1998 Equity and Performance Incentive Plan;

    (3) to ratify the appointment of Ernst & Young LLP as our independent auditors for the 2003 fiscal year; and

    (4) to consider any other matter that may properly come before the meeting.

Please note that admission to the meeting will be by admission card only. If you plan to attend the meeting, you may obtain an admission card as follows:

- If you are a record holder of common shares, mark the appropriate box on the enclosed proxy card so that we can mail an admission card to you in advance of the meeting.

- If you are not a record holder, but instead hold common shares in the name of your broker, bank, or other nominee, write to the corporate secretary at Strawberry Lane, Orrville, Ohio 44667-0280, to request an admission card. Please remember to furnish proof of shareholder status, such as a bank or brokerage firm account statement.

All shareholders **with admission cards** are cordially invited to attend the meeting, although only those shareholders of record at the close of business on June 14, 2002, are entitled to notice of the meeting and to vote at the meeting or any adjournment or postponement of the meeting.

STEVEN J. ELLCESSOR
Vice President-Finance and Administration,
Secretary, and Chief Financial Officer

Orrville, Ohio, July 9, 2002

**Your vote is important. Please return your signed and
dated proxy card at your earliest convenience.
You can find instructions for voting on the enclosed proxy card.**

GENERAL INFORMATION

Record Date; Voting Information

Smucker's board of directors has fixed the close of business on June 14, 2002, as the record date for the determination of shareholders entitled to notice of and to vote at the annual meeting of shareholders to be held on August 13, 2002. As of the record date, Smucker had outstanding and entitled to vote at the meeting 49,552,376 common shares.

Our amended articles of incorporation provide generally that each common share will entitle the holder to one vote on each matter to be considered at the meeting, except for certain matters listed in the amended articles of incorporation. On those listed matters, shareholders are entitled to exercise ten votes per share unless there has been a change in beneficial ownership of the common share since June 1, 2002. In that event, the new owner of that share will be entitled to only one vote with respect to that share on all matters until four years pass without a further change in beneficial ownership of the share. Item 2 on the proxy, Proposal to Amend and Restate the 1998 Equity and Performance Plan, is one of the matters listed in the amended articles of incorporation to which the ten vote per share provisions apply.

Based on the information with respect to beneficial ownership that we possess on the date of this document, the holders of at least 11,018,206 common shares will be entitled to exercise ten votes per share at the meeting with respect to Item 2 on the proxy. Holders of up to as many as 38,513,170 additional common shares held in bank, broker, or other nominee name may be entitled to exercise ten votes per share at the meeting with respect to Item 2, depending on when beneficial ownership of those shares was acquired. The actual voting power of each holder of common shares will be based on information we possess at the time of the annual meeting. For a more detailed explanation of the voting rights of the common shares, including a listing of the matters to which the ten votes per share provisions apply, see "Voting Rights of Common Shares" beginning on page 24.

At the annual meeting, the inspector of elections will tabulate the results of shareholder voting. The presence in person or by proxy at the annual meeting of the holders of shares entitled to exercise at least a majority of the outstanding voting power of the common shares constitutes a quorum for the annual meeting. Properly signed proxies that are marked "abstain" are known as "abstentions". Properly signed proxies that are held in "street name" by brokers and not voted on one or more of the items before the annual meeting but are otherwise voted on at least one item, are known as "broker non-votes". Abstentions and broker non-votes will be counted for the purposes of determining whether a quorum has been achieved at the annual meeting.

In the election of directors, the three candidates receiving the greatest number of votes, based upon one vote for each share owned as of the record date, will be elected. Votes withheld in respect of any candidate in the election of directors will have no impact on the election.

The affirmative vote of the holders of at least a majority of the votes cast at the meeting, giving effect to the ten votes per share provisions, is required to approve the Amended and Restated 1998 Equity and Performance Plan, and only affirmative and negative votes will be counted. Abstentions and broker non-votes will have no effect on the outcome of the vote.

The affirmative vote of the holders of at least a majority of the votes cast at the meeting, based upon one vote for each share owned as of the record date, is necessary to ratify the appointment of the independent auditors and only affirmative and negative votes will be counted. Abstentions and broker non-votes will have no effect on the outcome of the vote.

Voting by Proxy; Revocation of Proxies

If you sign and return the enclosed proxy card, your shares will be voted as indicated on the card. Without affecting any vote previously taken, if you are a record holder, you may revoke your proxy in any of the following ways:

- sending a written notice to the corporate secretary of Smucker that is received prior to the annual meeting stating that you are revoking your proxy;

- signing a new, later dated proxy card that is received by our proxy solicitor prior to the annual meeting; or

- obtaining an admission card, attending the annual meeting, and voting in person.

If your broker holds your shares, you must contact your broker in order to revoke your proxy. Your presence at the annual meeting will not, in and of itself, revoke your proxy. You must take affirmative action in order to revoke your proxy.

Cumulative Voting

Under Ohio law, all of the common shares may be voted cumulatively in the election of directors if a shareholder of record wishing to exercise cumulative voting rights provides written notice to our president or our secretary not less than 48 hours before the time of the meeting. The notice must state that the shareholder desires that the voting at the election be cumulative. Also, an announcement of the giving of the notice must be made when the meeting is convened by the chairman or the secretary or by or on behalf of the shareholder giving the notice. Under cumulative voting, the number of votes to which each shareholder otherwise is entitled is multiplied by the number of directors to be elected, and the shareholder then may cast that aggregate number of votes all for one candidate, or may spread them out among the candidates as the shareholder deems appropriate.

We intend to vote all proxies we solicit whether or not there is cumulative voting at the meeting. In the event that there is cumulative voting, unless a shareholder provides contrary instructions on his or her proxy, all votes represented by proxies will be divided evenly among the nominees named in this document, unless it appears that voting in that way would not be effective to elect all of those nominees. In that case, the votes represented by proxies will be cast at the discretion of the board of directors so as to maximize the number of nominees elected.

Proxy Solicitation Information

We are furnishing this document to you in connection with the solicitation by our board of directors of the enclosed form of proxy for our August 13, 2002, annual meeting. In addition to solicitation by mail, we may solicit proxies in person, by telephone, telecopy, or e-mail. Also, we have engaged a professional proxy solicitation firm, Georgeson Shareholder Communications Inc., to assist us in soliciting proxies. Smucker will pay to Georgeson Shareholder Communications Inc. a fee of $8,500, plus expenses, for its services and will bear all costs of the proxy solicitation.

ELECTION OF DIRECTORS
(Item 1 on Proxy)

Unless instructed otherwise, the proxy holders intend to vote for the election of Vincent C. Byrd, Elizabeth Valk Long, and William Wrigley, Jr., as directors, each for a term of three years. These individuals comprise the class of directors whose terms of office expire this year and who are standing for reelection.

In the event of the death or inability to act of any of the candidates for directors, the proxy to that extent will be voted for such other person or persons as the board of directors may recommend. Smucker's management has no reason to believe that the persons listed as candidates for directors will be unable to serve.

The members of the board of directors, including those who are nominees for election, with information as to each of them based on data furnished to Smucker by these persons as of June 30, 2002, are as follows:



VINCENT C. BYRD

Mr. Byrd, 47, has been a director since April 1999. He has been vice president and general manager, consumer market, of Smucker since January 1995. Mr. Byrd also is a director of Spangler Candy Company, a manufacturer of confectionery products. His proposed term would expire in 2005.



KATHRYN W. DINDO

Ms. Dindo, 53, has been a director since February 1996. She has been vice president since 1998 and chief risk officer since November 2001 of FirstEnergy Corp., a utility holding company. Prior to that time, she was vice president and controller of Caliber System, Inc., a subsidiary of FDX Corporation, a transportation services company, since January 1996. Ms. Dindo is chair of the audit committee and a member of the executive compensation committee. Her term will expire in 2004.



FRED A. DUNCAN

Mr. Duncan, 56, has been a director since April 1999. He has been vice president, special markets since November 2001. Prior to that time he was vice president and general manager, industrial market, of Smucker since February 1995. Mr. Duncan also is a director of Bush Brothers and Company, a food processing and manufacturing company. His term will expire in 2003.



ELIZABETH VALK LONG

Ms. Long, 52, has been a director since May 1997. She is the former executive vice president of Time Inc., a subsidiary of AOL Time Warner, a media and entertainment company, a position she held between May 1995 and August 2001. She is also a director of Jefferson-Pilot Corporation, an insurance, financial services, and communications company, and Steelcase Corporation, a furniture and office systems manufacturer. Ms. Long is a member of the audit and executive compensation committees. Her proposed term would expire in 2005.



CHARLES S. MECHEM, JR.

Mr. Mechem, 71, has been a director since 1982. He retired as chairman of Convergys Corporation, a provider of customer management products and services, in 2000, a post he was elected to in 1999. Prior to that he was chairman of Cincinnati Bell Inc., a telecommunications services holding company, since April 1996. He has also been a consultant with Arnold Palmer Enterprises since March 1996. He retired in December 1995 as commissioner of the Ladies Professional Golf Association and is now commissioner emeritus of that organization. He also is a director of the Ladies Professional Golf Association, Royal Precision, Inc., a manufacturer of steel golf shafts, Molecular Circuitry, Inc., a science-based biotech company, Myers Y. Cooper, a commercial real estate broker, and Messer Construction, a regional general contractor and construction manager.
Mr. Mechem is chairman of the executive compensation committee and a member of the nominating committee. His term will expire in 2003.



RICHARD K. SMUCKER

Mr. Smucker, 54, has been a director since 1975. He has been the president since 1987 and co-chief executive officer since February 2001 of Smucker. Mr. Smucker also is a director of Wm. Wrigley Jr. Company, a manufacturer of confectionery, primarily chewing gum, products, The Sherwin-Williams Company, a manufacturer of coatings and related products, and International Multifoods Corporation, a manufacturer and marketer of food products and a food service distribution company. Mr. Smucker is the brother of Tim Smucker and the uncle of both Mark Smucker and Paul Smucker Wagstaff, the latter two being vice presidents of Smucker. His term will expire in 2004.



TIMOTHY P. SMUCKER

Mr. Smucker, 58, has been a director since 1973. He has been the chairman since 1987 and co-chief executive officer since February 2001 of Smucker. Mr. Smucker also is a director of Huntington BancShares Incorporated, a bank holding company, and Dreyer's Grand Ice Cream Inc., a manufacturer and distributor of premium ice cream products. Mr. Smucker is the brother of Richard Smucker, the father of Mark Smucker, and the uncle of Paul Smucker Wagstaff, the latter two being vice presidents of Smucker. His term will expire in 2003.



WILLIAM H. STEINBRINK

Mr. Steinbrink, 59, has been a director since 1994. He has been a partner at the law firm of Jones, Day, Reavis & Pogue since September 2001. Prior to that time he was the president and chief executive officer of CSM Industries, Inc., a manufacturer of specialty metals, a position he held between November 1996 and November 2000. Mr. Steinbrink is a member of the nominating committee. His term will expire in 2004.



WILLIAM WRIGLEY, JR.   Mr. Wrigley, 38, has been a director since 1992. From 1991 to 1999 he was vice president, and from 1999 he has been president and chief executive officer, of Wm. Wrigley Jr. Company, a manufacturer of confectionery, primarily chewing gum, products. Mr. Wrigley also is a director of Wm. Wrigley Jr. Company as well as a trustee of Northwestern University. Mr. Wrigley is chairman of the nominating committee and a member of the audit committee. His proposed term would expire in 2005.

The board of directors recommends a vote FOR each of the nominees for election to the board of directors.

Director Compensation

Directors of Smucker who are not also employees are compensated for services as a director on the basis of $30,000 per year, plus $2,000 per year ($4,000 per year for the chairman) for each committee on which the director serves. Nonemployee directors may elect to receive all or 50% of their annual retainer and committee fees in the form of units under Smucker's Nonemployee Director Stock Plan. All units, together with dividends credited thereon, are paid out in the form of common shares upon termination of service as a director.

In 2001 the shareholders of Smucker approved the implementation of a Nonemployee Director Stock Option Plan. The plan is designed to provide additional compensation for nonemployee directors of Smucker and to attract and retain candidates of the highest quality to serve on the board. It provides for an annual grant of 1,500 stock options to each eligible nonemployee director, unless otherwise determined by the executive compensation committee. The options granted under this plan will fully vest six months after the date of grant and will have a term of ten years. Because the *Jif* and *Crisco* transaction was pending, the September, 2001, grants were deferred and will be reconsidered in conjunction with the 2002 awards.

Meetings and Committee Reports

During the 2002 fiscal year there were eight meetings of the Smucker's board of directors. All directors attended at least 75% of the total number of board and committee meetings for which they were eligible. The board of directors has a nominating committee, an audit committee, and an executive compensation committee.

Nominating Committee. The nominating committee met once during the 2002 fiscal year. This committee is responsible for recommending to the board of directors nominees for election as directors and for considering suggestions forwarded by shareholders to the secretary of Smucker concerning qualified candidates for election as directors.

Audit Committee. The audit committee met three times during the 2002 fiscal year. The principal functions of this committee include: reviewing with the independent auditors of Smucker the scope and thoroughness of the auditors' examination and considering recommendations of the independent auditors; recommending to the board of directors the appointment of independent auditors for the year; and reviewing the sufficiency of Smucker's system of internal controls with the financial officers, the independent auditors, and, to the extent the committee deems necessary, legal counsel.

Executive Compensation Committee. The executive compensation committee met four times during the 2002 fiscal year. The principal functions of this committee include: fixing the compensation of executives of Smucker; administering Smucker's restricted stock bonus and stock option programs; and, considering employee benefit programs generally.

5

REPORT OF THE AUDIT COMMITTEE

The Audit Committee serves as the primary communication link between the Board of Directors as the representative of the shareholders, on the one hand, and Smucker's independent and internal auditors, on the other hand. Management has the primary responsibility for financial statements and the reporting process including the systems of internal control. The Committee operates under a written charter adopted by the Board of Directors that was included in the 2001 Proxy Statement. The Committee has reviewed that charter and determined that it continues to be an accurate and adequate statement of the Committee's responsibilities.

In fulfilling its responsibilities, the Committee reviewed with management the audited financial statements and related financial statement disclosures to be included in Smucker's Annual Report on Form 10-K. Also, the Committee reviewed with the independent auditors their judgments as to the quality, not just the acceptability, of Smucker's accounting principles. The Committee's review with the independent auditors also included a discussion of other matters required under generally accepted accounting standards, including those matters required by the Statement on Auditing Standards No. 61.

The Committee has received the written disclosures from the independent auditors required by the Independence Standards Board Statement No. 1 and has discussed those disclosures with the independent auditors. The Committee has considered the compatibility of non-audit services with the auditors' independence.

The Committee has discussed with Smucker's internal and independent auditors the overall scope and plans for their respective audits. The Committee met with the internal and independent auditors to discuss the results of the auditors' examinations, their evaluation of Smucker's internal controls, and the overall quality of Smucker's financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in Smucker's Annual Report on Form 10-K for the year ended April 30, 2002. The Committee recommended to the Board of Directors, subject to shareholder approval, the appointment of Ernst & Young, LLP, as Smucker's independent auditors for the 2003 fiscal year.

AUDIT COMMITTEE

Kathryn W. Dindo, Chair
Elizabeth Valk Long
William Wrigley, Jr.

REPORT OF THE EXECUTIVE COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS

The Executive Compensation Committee of the Board of Directors (the "Committee") is composed of three independent, nonemployee directors and is responsible for establishing the levels of compensation and benefits for executive officers of Smucker. The Committee evaluates Smucker's performance and the compensation paid to its executive officers on an ongoing basis.

Compensation Philosophy

The Committee believes that an effective executive compensation program must have two parts. First, it should have a cash component that is competitive enough to retain highly qualified executives, while providing performance-based incentives. The Committee believes that Smucker's base salary structure and Management Incentive Plan bonuses combine to meet these requirements.

The second part of the program is equity-based in order to provide long-term incentives and ensure that management's long-term interests are aligned with those of other shareholders. The equity-based components of the compensation program are provided by the Restricted Stock Bonus Plan, the 1987 Stock Option Plan, and the 1998 Equity and Performance Incentive Plan.

Salaries

Base compensation for all salaried positions in Smucker, including executive officers, is determined by reference to individual performance and position within the salary range for the particular job classification. Smucker's human resources department develops the salary ranges and classifications with assistance from outside consultants who help to ensure that the overall salary structure is competitive. Smucker's goal with regard to salaries and compensation is to provide a structure that is competitive with other comparably sized manufacturing companies. Over 300 companies are used for comparison purposes, and many of them are included in the Standard & Poor's Packaged Foods Index (see the total shareholder return graph presented elsewhere in this document). Included in the comparison group are such companies as Campbell Soup Company, General Mills, Inc., Kellogg Company, McCormick & Company, Inc., Sara Lee Corporation, and Wm. Wrigley Jr. Company.

Generally, Smucker targets its salary ranges at approximately the median of comparably sized manufacturing companies. Overall, the Committee believes that Smucker's compensation structure rewards its employees appropriately and is sufficiently competitive to retain key employees.

Although the salary ranges for the executive officers are recommended by the human resources department based on its own research and the advice of outside consultants, those ranges are regularly reviewed by the Committee and are subject to its approval, as are any changes to an officer's salary grade level.

Management's salary recommendations for executive officers usually are submitted to the Committee for consideration at its April meeting. These recommendations generally are based upon the salary increase guidelines that have been determined by management for all corporate salaries as part of the planning and budgeting process for the coming fiscal year. The average of the salary increases granted to members of the officer group for fiscal year 2001 was 4.6%.

Tim Smucker, Smucker's Chairman, and Richard Smucker, Smucker's President, operate jointly as co-chief executive officers. Management submitted no recommendation concerning a salary increase for Tim Smucker or Richard Smucker. The Committee determined that each of them should be given an increase of 4.6% for 2002, in line with the increases for the officer group as a whole.

Factors considered when assessing executive officers' performance for compensation purposes, including Tim Smucker and Richard Smucker, include, in no particular order, Smucker's sales and earnings results, market share gains, whether Smucker's business plan and strategic goals are being met, and individual performance evaluations. None of these factors, however, is necessarily weighed more heavily than any other.

Management Incentive Plan

Smucker maintains a management incentive program designed to recognize key management members based on their contribution to the achievement of Company objectives and their individual performance. A target award is set for each participant based on salary grade level and competitive award levels for similar positions at comparable manufacturing companies, which are generally the same companies used in establishing base salary ranges. The actual award given, if any, is based on Smucker's performance to its earnings goal for the year, personal performance, and, if the participant is part of a strategic business area, that area's performance to its profit goal. No awards are given if Smucker does not meet minimum performance standards, and the maximum award a participant may receive is limited to twice the target award.

After the end of each fiscal year, management presents the Committee with a summary and recommendation for management incentive bonuses. The presentation includes:

- information on Smucker's performance for the fiscal year just ended (earnings per share for the year with a comparison to the prior year and to Smucker's plan, and margin information for the strategic business areas);

- awards to each executive and general manager in the plan in the prior three years;

- current salary, salary range, and target award information; and

- a specific recommendation based on all of the foregoing.

The Committee then reviews the information and recommendations with management and makes a decision as to which recommendations to accept and whether any should be modified.

The management incentive awards for Tim Smucker and Richard Smucker each year are made based on the same factors as those used for other members of the Management Incentive Plan. No recommendation is made by management concerning the individual portion of the awards for the Chairman or the President; that amount is determined by the Committee based on its appraisal of individual performance.

The amount of the incentive awards based on corporate performance is determined by a mathematical calculation, the elements of which are the same for all participants, including Tim and Richard Smucker. With respect to the 2002 fiscal year, the corporation exceeded its earnings per share goal for the year and the amount of the incentive award based on corporate performance was calculated accordingly for all participants.

In addition to the portion of the award based on corporate performance, the total incentive plan award for each participant includes an amount related to individual performance. This individual performance award is based on an assessment of the participant's individual contributions in helping Smucker to achieve its earnings and other goals. It may be above or below the corporate award portion if the Committee feels that to be appropriate in an individual case. In the case of Tim and Richard Smucker, the Committee noted that several participants were receiving individual performance-based awards that exceeded their corporate performance awards, in most cases due to the contribution that they had made to the successful consummation of the *Jif* and *Crisco* transaction. The Committee believed that the leadership demonstrated by Tim and Richard Smucker was critical to that transaction and, therefore, determined that each of them deserved an award for their individual performance that was approximately 50 percent greater than the corporate performance portion of their total incentive award.

Long-Term Incentive Compensation

Long-term incentive compensation is stock-based and is designed to help to align the interests of management with the interests of Smucker's shareholders. Both restricted stock awards and stock options are used in the long-term compensation program, and the Committee believes that the use of the two types of awards together helps to ensure that competitive long-term incentives are delivered to the senior managers of Smucker.

Target grant levels for long-term incentive compensation are determined for individual participants based on salary grade level and a determination by Smucker's human resources department of the prevailing competitive awards for similar positions at other comparable manufacturing companies. The companies considered are largely the same as those used in establishing base salary ranges.

Restricted Stock Bonus Plan

Restricted stock awards are made under the 1998 Equity and Performance Incentive Plan. In years in which restricted stock awards are to be considered, management develops a recommendation for participants based on target grant levels and individual performance considerations. That recommendation is presented to the Committee along with information on prior awards.

Because the plan is intended to provide long term incentives to participants, the focus in deciding whether to make awards in particular years and in determining the amount of those awards is based on the progress that Smucker is making in implementing its strategy and achieving its longer term goals.

Restricted stock awards generally are considered every two years. The last awards made were with respect to the 2001 fiscal year. The Committee, therefore, did not consider or make awards with regard to the 2002 fiscal year.

Stock Option Plans

Stock option awards are made under either the 1987 Stock Option Plan or the 1998 Equity and Performance Incentive Plan. Participants in the plans include both executive officers and other key managers.

Awards under the plans are normally considered annually and are made by the Committee following a review of the recommendations of management. Individual performance and the performance of Smucker are considered in establishing each proposed award, along with the individual's target grant level. Although all of these factors are considered in making an award, no specific weight is assigned to them, and the relative importance of each factor may vary from participant to participant. The Committee does not specifically consider the total number of options held by a participant in determining the size of a new award, but information with regard to all previous awards is presented to and reviewed by the Committee when awards are made.

The Committee normally considers stock option awards at its autumn meeting. Because the *Jif* and *Crisco* transaction was pending at that time in the 2002 fiscal year, counsel advised the Committee that it would be advisable to defer awards until after the transaction was completed. Therefore, no stock option awards were made in fiscal 2002. With the consummation of the transaction, the Committee determined that it would be appropriate to make awards in fiscal 2003 that combined the deferred 2002 awards with the regular awards planned for 2003. The combined awards were authorized at the Committee's May meeting with an effective date of July 1, 2002. Most of the awards made were in amounts consistent with the target grant level for the participant. The awards for Tim and Richard Smucker, at their recommendation, were in an amount approximately 25 percent below their target grant levels.

Tax Deductibility of Executive Compensation

The Committee has considered the potential impact on Smucker's compensation plans of the $1,000,000 cap on deductible compensation under Section 162(m) of the Internal Revenue Code, which was enacted as part of the Omnibus Budget Reconciliation Act of 1993. The Committee believes that stock option awards under Smucker's 1998 Equity and Performance Incentive Plan qualify under Section 162(m) as deductible compensation. Restricted stock awards and awards under the Management Incentive Plan do not at this time qualify for the exemption under Section 162(m) to the limitation on deductibility. The Committee is generally committed to establishing executive compensation programs that will maximize as much as possible the deductibility of compensation paid to executive officers. To the extent, however, that the Committee from time to time believes it to be consistent with its compensation philosophy and in the best interests of Smucker and its shareholders to award compensation that it is not fully deductible, it may choose to do so.

The Committee believes that Smucker's compensation plans and practices are sound and well considered. It also believes that the level of compensation provided to the executive officers is appropriately related to both the competitive market and the historic and current performance of Smucker. The Committee in the future will continue to focus on these factors and on maintaining a compensation system that will encourage maximization of long-term shareholder value.

EXECUTIVE COMPENSATION COMMITTEE

Charles S. Mechem, Jr., Chairman
Kathryn W. Dindo
Elizabeth Valk Long

Consulting and Non-Compete Arrangements

The board of directors believes that a significant portion of the value of Smucker and the success of its business is attributable to the public image of the *Smucker's* brand and the integral identification of the Smucker family and its values with that brand. Therefore, the board has authorized Smucker to enter into agreements with each of Tim Smucker and Richard Smucker securing their continuing public representation of Smucker when they are no longer active executives.

Under these agreements each of Tim Smucker and Richard Smucker have committed to maintain their public representation of Smucker for three years when either of them ends full-time employment with Smucker. The Board also believed that it was crucial to the strength of the Smucker brand that neither Tim nor Richard Smucker should undertake activities after the end of their employment with Smucker that might be to the competitive disadvantage of Smucker. In particular, the Board wished to ensure that neither Tim nor Richard Smucker would in any event provide the benefit of their experience in the food industry to competitors of Smucker.

Therefore, the agreements with Tim and Richard Smucker provide that for three years from the date of their respective termination of employment or for three years after the end of the public representation period, whichever is later, they will not enter into any relationships that might be to Smucker's competitive disadvantage. During the three-year public representation period the former executive will receive annual compensation in an amount equal to his base salary as of the time his active employment with Smucker ended, plus benefits. He will also receive each year during that period an amount equal to fifty percent of his target award applicable under the Management Incentive Plan at the date of termination.

The agreements further provide to Tim and Richard Smucker certain benefits while they remain employees of Smucker. Specifically, in the event of either death or disability, they (or their estates) will be entitled to receive for three years after the event annual compensation equal to the base salary they were receiving at the time the event occurred, plus benefits. They (or their estates) also will receive an amount equal to fifty percent of their target bonus awards in effect at the time of the event. Also, any unvested options and restricted shares will vest immediately. At the end of the three-year period following the death or disability, they (or their spouse) will be eligible for retirement benefits without application of early retirement reduction factors. Each of them also would be eligible for retirement benefits without application of early retirement reduction factors at the end of the three-year public representation period if, but only if, he has not prior to that time elected to begin receiving such benefits with reduction factors applied.

In the event that Tim or Richard Smucker is terminated by Smucker without cause or if he resigns for cause (as specifically defined in the agreements), he will receive the same benefits as in the case of death or disability. If Smucker terminates Tim or Richard Smucker for cause, however, he will receive only that compensation to which he is otherwise entitled as of the date of termination.

Summary Compensation Table

The following table sets forth a summary of the compensation over the past three fiscal years for our chairman and the other four most highly compensated executive officers.

Summary Compensation Table

Name & Principal Position	Year	Annual Compensation			Long Term Compensation Awards		
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)(1)	Options (#)(2)	All Other Compensation ($)
Timothy P. Smucker	2002	$475,617	$434,160	$—	$ 0	0	$8,004(3)
Chairman and Co-Chief	2001	444,739	208,760	—	348,040	50,000	7,970
Executive Officer	2000	432,293	118,420	—	0	50,000	7,582
Richard K. Smucker	2002	458,000	434,160	—	0	0	7,678(3)
President and Co-Chief	2001	438,000	208,760	—	348,040	50,000	7,970
Executive Officer	2000	423,277	118,420	—	0	50,000	7,570
Vincent C. Byrd.............	2002	213,020	124,180	—	0	0	7,635(3)
Vice President and General	2001	195,116	103,800	—	99,440	15,000	7,970
Manager, Consumer Market	2000	178,748	43,640	—	0	15,000	7,397
Steven J. Ellcessor	2002	196,431	123,840	—	0	0	7,701(3)
Vice President-Finance and	2001	183,000	68,660	—	99,440	15,000	7,970
Administration, Secretary,	2000	173,681	43,520	—	0	15,000	7,490
and Chief Financial Officer							
Fred A. Duncan	2002	203,393	113,860	—	0	0	7,648(3)
Vice President,	2001	190,401	101,640	—	99,440	15,000	7,970
Special Markets	2000	183,489	51,500	—	0	15,000	7,405

(1) Smucker's Restricted Stock Bonus Plan was implemented in 1981 and its 1998 Equity and Performance Incentive Plan was implemented in 1998. Shares awarded under the plan are entitled to dividends at the same rate and on the same terms as unrestricted shares of the same class. The aggregate number and value of restricted shares held by the individuals listed above, valued as of April 30, 2002 are as follows: Timothy P. Smucker, 31,000 shares ($1,075,700); Richard K. Smucker, 31,000 shares ($1,075,000); Vincent C. Byrd, 9,000 shares ($312,300); Steven J. Ellcessor, 9,000 shares ($312,300) and Fred A. Duncan, 9,000 shares ($312,300).

(2) All options are for common shares. The Company does not award stock appreciation rights (SARs).

(3) These amounts represent contributions by Smucker on behalf of the individual indicated under Smucker's 401(k) Savings Plan and the value of allocations during the year under Smucker's Employee Stock Ownership Plan. The specific breakdown for each individual (401(k) amounts first, followed by ESOP allocations) is as follows: Timothy P. Smucker, $5,626 and $2,378; Richard K. Smucker, $5,300 and $2,378; Vincent C. Byrd, $5,257 and $2,378; Steven J. Ellcessor, $5,323 and $2,378; and Fred A. Duncan, $5,270 and $2,378.

Stock Options

Smucker did not issue stock options during fiscal 2002 to the officers listed in the Summary Compensation Table.

Options exercised by the officers listed in the following table during the 2002 fiscal year, along with the number of unexercised options held by such officers at fiscal year-end and the value of their unexercised, in-the-money options, are set forth in the following table.

11

Aggregated Option Exercises in Last Fiscal Year and FY-End Option Values

Name	Acquired on Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options at FY-End(#) Exercisable/ Unexercisable		Value of Unexercised In-The-Money Options at FY-End($) Exercisable/ Unexercisable	
Timothy P. Smucker	36,500	$228,735	186,001	49,999	$2,516,970	$643,840
Richard K. Smucker	36,500	228,735	186,001	49,999	2,516,970	643,840
Vincent C. Byrd	7,000	42,690	61,000	15,000	878,795	193,156
Steven J. Ellcessor	12,000	118,610	48,000	15,000	646,101	193,156
Fred A. Duncan	4,000	12,120	64,000	15,000	901,145	193,156

Pension Plan

Under The J. M. Smucker Company Employees' Retirement plan (the "Plan"), retirement benefits are payable to all eligible employees of Smucker and its subsidiaries, including officers. The present executive officers of Smucker, including those named in the Summary Compensation Table, are also eligible upon retirement to receive a benefit from a nonqualified supplemental retirement plan (the "Supplemental Plan"). The amounts set forth in the pension plan table below assume participation in the Supplemental Plan and set forth the estimated annual benefit, computed as a straight-life annuity, payable under the Plan, as amended, at normal retirement (age 65):

Pension Plan Table

	Years of Service				
Remuneration	15	20	25	30	35
$125,000	$27,000	$42,500	$49,000	$49,000	$49,000
150,000	36,500	55,000	62,500	62,500	62,500
175,000	45,500	67,500	76,500	76,500	76,500
200,000	55,000	80,000	90,000	90,000	90,000
225,000	64,500	92,500	104,000	104,000	104,000
250,000	74,000	105,000	117,500	117,500	117,500
300,000	92,500	130,000	145,000	145,000	145,000
400,000	130,000	180,000	200,000	200,000	200,000
450,000	149,000	205,000	227,500	227,500	227,500
500,000	167,500	230,000	255,000	255,000	255,000
650,000	224,000	305,000	337,500	337,500	337,500
800,000	280,000	380,000	420,000	420,000	420,000

The Plan provides a pension based upon years of service with Smucker and upon final average pay (average base compensation [i.e., salary only] for the five highest consecutive years of employment). Benefits under the Plan are one percent of final average pay times the participant's years of service with Smucker. Benefits under the Supplemental Plan at retirement, based upon years of service (maximum 25 years), are 55 percent of the average total compensation (i.e., all compensation including salary and bonus) for the five highest consecutive years of employment, offset by the benefits derived from the Plan and by 100 percent of the Social Security benefit.

Messrs. Timothy P. Smucker, Richard K. Smucker, Vincent C. Byrd, Steven J. Ellcessor, and Fred A. Duncan were credited under the Plan with 32, 29, 25, 16, and 24 full years of benefit service at April 30, 2002.

Equity Compensation Plan Information

The following table summarizes share information about Smucker's equity compensation plans, including the 1987 Stock Option Plan, the 1998 Equity and Performance Incentive Plan, and the Nonemployee Director Stock Option Plan. No shares remain for issuance under the Restricted Stock Bonus Plan. All of these plans have been approved by our shareholders. The only equity compensation plan not approved by shareholders is the Nonemployee Director Stock Plan, which is described under "Director Compensation" on page 5. No options, warrants or rights are available for issuance under that plan, and no specific number of shares are specified under the plan as being available for future issuance.

Plan Category	Number of common shares to be issued upon exercise of outstanding options, warrants, and rights(1)	Weighted-average exercise price of outstanding options, warrants, and rights	Number of common shares available for future issuance under equity compensation plans(1)
Equity compensation plans approved by shareholders	1,666,416	$21.45	1,452,349
Equity compensation plans not approved by shareholders	—	—	—
Total	1,666,416	$21.45	1,452,349

(1) The share numbers in the above table are as of the end of the 2002 fiscal year and, therefore, do not reflect either the application of the *Jif* and *Crisco* transaction conversion factor or the effect of fractional shares resulting from the application of the conversion factor.

13

Total Shareholder Return Graph



Comparison of 5 Year Cumulative Total Return*
AMONG THE J. M. SMUCKER COMPANY, THE S&P 500 INDEX,
THE S&P PACKAGED FOODS INDEX AND A PEER GROUP

	4/97	4/98	4/99	4/00	4/01	4/02
The J. M. Smucker Company	100	143.62	128.67	98.58	165.98	225.07
S&P 500	100	141.07	171.85	189.26	164.71	143.91
S&P Packaged Foods	100	132.24	117.56	91.95	123.98	143.27
Peer Group	100	130.12	112.57	86.66	111.92	143.89

* $100 invested on 4/30/97 in stock or index — including reinvestment of dividends. Fiscal year ending April 30.

14

OWNERSHIP OF COMMON SHARES

Security Ownership of Directors and Executive Officers

Based upon information filed with the Securities and Exchange Commission as of the date of this proxy statement, Timothy P. Smucker, Strawberry Lane, Orrville, Ohio, is the only person known to Smucker to be a beneficial owner of more than five percent of Smucker's common shares outstanding as of June 14, 2002. The number and percent of shares beneficially owned at that date by him, as well as those so owned by each director and nominee, each officer listed in the Summary Compensation Table, and all of Smucker's directors and executive officers as a group are shown in the following table. Except as otherwise indicated in the footnotes to this table, each individual has sole voting and investment power with respect to the common shares noted. Shares shown as beneficially owned include those that may be held either individually, jointly, or pursuant to a trust arrangement.

Name	Number of Shares Beneficially Owned(1)(3)	Percent of Outstanding Shares(4)
Timothy P. Smucker(2)	3,058,796	5.8%
Richard K. Smucker(2)	2,145,451	4.0%
Vincent C. Byrd	81,342	*
Kathryn W. Dindo	11,503	*
Fred A. Duncan	111,372	.1%
Steven J. Ellcessor(2)	67,358	*
Elizabeth Valk Long	8,931	*
Charles S. Mechem, Jr.	14,601	*
William H. Steinbrink	16,195	*
William Wrigley, Jr.	13,705	*
21 directors and executive officers as a group(2)	4,244,444	7.1%

* Less than .1%.

(1) Includes restricted stock and also includes shares covered by outstanding stock options exercisable within 60 days, as follows: Timothy P. Smucker, 175,785; Richard K. Smucker, 175,785; Vincent C. Byrd, 57,648; Fred A. Duncan, 60,483; Steven J. Ellcessor, 45,362; and all directors and executive officers as a group, 676,585.

(2) Beneficial ownership of the following shares included in the table is disclaimed by Timothy P. Smucker: 1,930,302 common shares held by trusts for the benefit of family members of which Timothy P. Smucker is a trustee with sole investment power or a co-trustee with shared investment power; 202,062 common shares owned by the Willard E. Smucker Foundation of which Timothy P. Smucker is a trustee with shared investment power; and 67,901 common shares with respect to which Timothy P. Smucker disclaims voting or investment power.

Beneficial ownership of the following shares included in the table is disclaimed by Richard K. Smucker: 1,409,971 common shares held by trusts for the benefit of family members (including Timothy P. Smucker) of which Richard K. Smucker is a trustee with sole investment power or a co-trustee with shared investment power; 202,062 common shares owned by the Willard E. Smucker Foundation of which Richard K. Smucker is a trustee with shared investment power; and 89,817 common shares with respect to which Richard K. Smucker disclaims voting or investment power.

Beneficial ownership of 582 shares included in the table is disclaimed by Steven J. Ellcessor.

The number of shares beneficially owned by all directors and executive officers as a group has been computed to eliminate duplication of beneficial ownership.

(3) Includes shares held for the benefit of the individual named under the terms of Smucker's Nonemployee Directors Stock Plan as follows: Kathryn W. Dindo, 10,039; Elizabeth Valk Long, 7,986; Charles S. Mechem, Jr., 11,539; William H. Steinbrink, 14,211; and William Wrigley, Jr., 12,506. The shares indicated are held in trust for the directors named and are voted pursuant to their direction.

(4) Because under Smucker's amended articles of incorporation shareholders may be entitled on certain matters to cast ten votes per share with regard to certain common shares and only one vote per share with regard to others, there may not be a correlation between the percent of outstanding common shares owned and the voting power represented by those shares. The total voting power of all the common shares can be determined only at the time of a shareholder meeting due to the need to obtain certifications as to beneficial ownership on shares not held as of record in the name of individuals. Because all shares issued in connection with Smucker's *Jif* and *Crisco* transaction were entitled to ten votes per share on matters as to which the ten-vote provisions are applicable unless and until a change in beneficial ownership and there has not been a shareholders' meeting since the issuance date, it is not possible at this time to accurately estimate Smucker's total voting power on a ten-vote basis. It is management's expectation, however, that the common shares shown in the above table as owned by the directors and officers as a group will represent a percentage of Smucker's total voting power on a ten-vote basis that is slightly greater than the percentage of total voting power represented by those shares on a one-vote basis.

The voting power of Timothy P. Smucker and Richard K. Smucker includes some duplication with respect to entities for which they are co-trustees. See footnote 2, above.

The voting power of all directors and executive officers as a group has been computed to eliminate duplication of beneficial ownership.

Smucker has entered into agreements with Timothy P. Smucker and Richard K. Smucker and members of their immediate families, including their mother, Mrs. Paul H. Smucker, with Mrs. H. Ray Clark, Timothy P. Smucker's and Richard K. Smucker's aunt, and members of her immediate family, and with all executive officers of Smucker relating to the disposition of common shares held by them. These shareholders are the beneficial owners of an aggregate of 6,035,738 common shares, approximately 12% of the class, of which 3,559,205 common shares are included in the above table. Under the agreements, which have no expiration date, Smucker has a purchase option with respect to any proposed transfers of these common shares, except for gifts and bequests to or for the benefit of family members, and sales pursuant to any offer, merger, or similar transaction that is approved or recommended by Smucker's board of directors.

The agreements provide that Smucker may assign its purchase rights to Smucker's ESOP or any of its other employee benefit plans. The agreements reflect the practice followed by Smucker for a number of years of providing for the purchase of common shares at prices at or somewhat below market with the effect of establishing a method for the orderly disposition of blocks of shares that could not otherwise be readily absorbed by the public market. The shares so acquired by Smucker have generally been used for purposes of Smucker employee benefit plans, and shares have also been so acquired directly by the ESOP.

Section 16(a) Beneficial Ownership Reporting Compliance

Under the U.S. securities laws, Smucker's directors and executive officers are required to report their initial ownership of common shares and any subsequent changes in that ownership to the Securities and Exchange Commission and the New York Stock Exchange. Due dates for the reports are specified by those laws, and Smucker is required to disclose in this document any failure in the past year to file by the required dates. Based solely on written representations of our directors and executive officers and on copies of the reports that they have filed with the Securities and Exchange Commission, our belief is that all of our directors and executive officers complied with all filing requirements applicable to them with respect to transactions in our equity securities during fiscal 2002, except that Mr. Paul Smucker Wagstaff inadvertently filed a Form 3 that did not include a small number of shares held for the benefit of his son, a minor. Upon discovery of the error, Mr. Wagstaff promptly filed a Form 5 reporting the shares.

PROPOSAL TO AMEND AND RESTATE
THE 1998 EQUITY AND PERFORMANCE INCENTIVE PLAN

General

The J. M. Smucker Company 1998 Equity and Performance Incentive Plan (the "1998 Plan"), which was initially approved by shareholders at the Company's 1998 Annual Meeting, has afforded the Company's Board of Directors (the "Board") and its Executive Compensation Committee (the "Committee") the ability to offer a variety of compensatory awards designed to advance the interests and long-term success of the Company by encouraging stock ownership among key employees and, correspondingly, increasing their personal involvement with the future of the Company. In order to continue to enhance the Company's ability to attract and retain officers and key employees, the Board adopted the 1998 Equity and Performance Incentive Plan (As Amended and Restated as of September 1, 2002) (the "Amended Plan") on June 7, 2002, subject to approval by the Company's shareholders at the 2002 Annual Meeting.

The principal reason for amending and restating the 1998 Plan is to increase the number of shares available for issuance under the 1998 Plan. In addition, certain limits applicable to awards of Option Rights, Restricted Shares, and Deferred Shares under the 1998 Plan are being changed and certain other limits applicable to awards under the 1998 Plan are being adjusted to reflect completion of the merger into the Company of the *Jif* and *Crisco* businesses on June 1, 2002. Other changes, such as providing express authorization for electronic documentation of awards and including "Return on Invested Capital" as an additional measure of performance for potential use in the grant of performance-based awards, were made to update and improve the 1998 Plan. In addition, interim amendments were made to the 1998 Plan prior to its amendment and restatement to reflect that the Company now has only one class of common shares following the 2000 combination and to update the 1998 Plan to provide that, to the extent that the Company is required to withhold taxes in connection with the 1998 Plan, the Company will withhold no more than the minimum tax withholding required by law.

We also at this time are seeking shareholder reapproval of the material terms of the performance goals under the 1998 Plan in order to comply with the requirement under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), that such terms be reapproved every five years. If the Amended Plan is not approved by the shareholders, no further awards will be granted under the Amended Plan. A summary of the proposed changes is set forth below, followed by a summary description of the entire Amended Plan. The full text of the Amended Plan is annexed to this Proxy Statement as Appendix A, and the following summaries are qualified in their entirety by reference to Appendix A. Capitalized terms not otherwise defined in the summaries are used with the same meanings as in the Amended Plan.

Summary of Changes

Available Shares.   The Amended Plan increases the number of common shares available by 2,470,000 shares, which constitutes slightly less than 5 percent of the number of common shares outstanding on the record date for the Annual Meeting. The 1998 Plan authorized the issuance of an aggregate of 1,323,140 common shares (as adjusted to reflect the combination of the Company's former Class A and Class B common shares in 2000 and the *Jif* and *Crisco* transaction conversion factor of .9451). As of the record date, 74,676 shares had been issued under the 1998 Plan, 525,598 shares were subject to outstanding grants and 722,866 shares were available for future awards. The number and kind of shares available are subject to adjustment for stock dividends, stock splits, and in certain other situations. Various other limits under the 1998 Plan (such as the number of common shares that may be issued pursuant to exercise of an Incentive Stock Option) have been adjusted to reflect the *Jif* and *Crisco* transaction conversion factor.

Limits on Option Rights.   The Amended Plan provides that no participant shall be granted Option Rights and Appreciation Rights, in the aggregate, for more than 300,000 common shares during any calendar year. The 1998 Plan provided that no Participant could be granted Option Rights and Appreciation Rights, in the aggregate, for more than 567,060 (as adjusted to reflect the 2000 combination of shares and the *Jif* and *Crisco* transaction) common shares during any period of 3 years.

Limit on Restricted Shares and Deferred Shares.   The Amended Plan provides that 500,000 of the additional 2,470,000 common shares added to the Amended Plan may be issued as Restricted Shares or Deferred Shares. The 1998 Plan provided that 425,295 (as adjusted) of the original 1,323,140 Common Shares (as adjusted) available for issuance under the 1998 Plan could be issued as Restricted Shares and Deferred Shares, of which 33,569 (as adjusted) had been used since the inception of the 1998 Plan as of the record date for the Annual Meeting.

Management Objectives.   The Amended Plan provides that, in addition to the performance measures set forth in the 1998 Plan, ''Return on Invested Capital'' may be used as an additional measure of performance in the grant of performance-based awards.

Electronic Documentation.   The 1998 Plan provided that each award would be evidenced by an agreement executed on behalf of the Company and delivered to and accepted by the Participant, setting forth the terms and conditions of the award. The Amended Plan provides that the awards may be evidenced by any Evidence of Award, which is defined in the Amended Plan as an agreement, certificate, resolution, or other type of writing approved by the Board, setting forth the terms and conditions of the award. The Amended Plan expressly provides that an Evidence of Award may be in electronic medium, may be limited to a notation on the books of the Company, and need not be signed.

Summary of The Amended Plan

Shares Available Under the Amended Plan.   Subject to adjustment as provided in the Amended Plan, the number of common shares that may be issued or transferred

> (i) upon the exercise of Option Rights (including Incentive Stock Options) or Appreciation Rights;

> (ii) as Restricted Shares (which subsequently vest);

> (iii) as Deferred Shares;

> (iv) in payment of Performance Shares or Performance Units that have been earned; and

> (v) in payment of dividend equivalents paid with respect to awards made under the Amended Plan;

shall not exceed in the aggregate 3,793,140 common shares, plus any shares relating to awards that expire, are forfeited, or transferred as payment of the Option Price or in satisfaction of any withholding amount. Such shares may be shares of original issuance or treasury shares or a combination of the foregoing. This maximum number of common shares is composed of 1,323,140 covered by the 1998 Plan plus 2,470,000 added by the Amended Plan.

The aggregate number of common shares issued or transferred as Restricted Shares and Deferred Shares, in the aggregate, may not exceed 925,295. Further, no Participant may be granted Option Rights and Appreciation Rights, in the aggregate, for more than 300,000 common shares during any calendar year. In no event may any Participant receive an award of Performance Shares or Performance Units in any calendar year having an aggregate maximum value as of their respective Dates of Grant in excess of $1,000,000. The restrictions just described are subject to adjustments as provided in the Amended Plan.

Option Rights.   Option Rights may be granted which entitle the Optionee to purchase common shares at a price not less than fair market value at the time of the award. As of July 1, 2002, the closing sale price of the common shares was $33.66. The Option Price is payable:

> (i) in cash at the time of exercise;

> (ii) by the transfer to the Company of nonforfeitable, unrestricted common shares owned by the Optionee for at least six months having a value at the time of exercise at least equal to the Option Price;

> (iii) by surrender of any other award under the Amended Plan having a value at the time of exercise at least equal to the Option Price; or

> (iv) a combination of such payment methods.

The Amended Plan permits payment upon the exercise of Option Rights by means of the delivery of common shares owned by the Optionee for at least six months, either in partial or full satisfaction of the exercise price.

Any grant of Option Rights may provide for deferred payment of the Option Price from the proceeds of sale through a broker of some or all of the common shares to which the exercise relates.

The Board may, at or after the Date of Grant of any Option Rights (other than the grant of an Incentive Stock Option), provide for the payment of dividend equivalents to the Optionee on a current, deferred, or contingent basis or may provide that such equivalents be credited against the Option Price.

No Option Right shall be exercisable more than ten years from the Date of Grant. Each grant must specify the period of continuous employment with the Company or any subsidiary that is necessary before the Option Rights will become exercisable and may provide for the earlier exercise of such Option Rights in the event of a Change in Control. Successive grants may be made to the same Optionee whether or not Option Rights previously granted remain unexercised. Any grant of Option Rights may specify Management Objectives (as described above) that must be achieved as a condition to exercise of such rights.

Appreciation Rights. An Appreciation Right is a right, exercisable by surrender of the related Option Right (if granted in tandem with Option Rights) or by itself (if granted as a Free-Standing Appreciation Right), to receive from the Company an amount equal to 100%, or such lesser percentage as the Board may determine, of the spread between the strike price (or Option Price if Tandem Appreciation Right) and the then-current value of the common shares. Any grant may specify that the amount payable on exercise of an Appreciation Right may be paid by the Company in cash, in common shares, or in any combination thereof, and may either grant to the Optionee or retain in the Board the right to elect among those alternatives.

Any grant may specify that such Appreciation Right may be exercised only in the event of a Change in Control. Any grant of Appreciation Rights may specify Management Objectives that must be achieved as a condition to exercise such rights.

Each such Appreciation Right will become exercisable upon terms similar to the Option Rights granted to management. Each such Appreciation Right granted under the Amended Plan will expire ten years from the Date of Grant, unless subject to earlier termination pursuant to the Amended Plan. Common shares acquired upon the exercise of these Appreciation Rights may not be transferred for one year.

Restricted Shares. A grant of Restricted Shares involves the immediate transfer by the Company to a Participant of ownership of a specific number of common shares in consideration of the performance of services. The Participant is entitled immediately to voting, dividend, and other ownership rights in such shares to the extent such rights are provided to other holders of shares of the same class. The transfer may be made without additional consideration or in consideration of a payment by the Participant that is at or less than then-current Market Value per share, as the Board may determine.

Restricted Shares must be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code for at least three years. An example would be a provision that the Restricted Shares would be forfeited if the Participant ceased to serve the Company as an officer or key employee during a specified period of years. In order to enforce these forfeiture provisions, the transferability of Restricted Shares will be prohibited or restricted in a manner and to the extent prescribed by the Board for the period during which the forfeiture provisions continue. The Board may provide for a shorter period during which the forfeiture provisions apply in the event of a Change in Control.

Any grant of Restricted Shares may specify Management Objectives which, if achieved, will result in termination or early termination of the restrictions applicable to such shares. Any such grant must also specify in respect of such specified Management Objectives a minimum acceptable level of achievement and must set forth a formula for determining the number of Restricted Shares on which restrictions will terminate if performance is at or above a minimum level, but below full achievement of the specified Management Objectives.

Deferred Shares.   A grant of Deferred Shares constitutes an agreement by the Company to deliver common shares to the Participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions during the Deferral Period as the Board may specify. During the Deferral Period, the Participant has no right to transfer any rights under his or her award and no right to vote such shares, but the Board may, at or after the Date of Grant, authorize the payment of dividend equivalents on such shares on either a current or deferred or contingent basis, either in cash or in additional common shares. Awards of Deferred Shares may be made without additional consideration or in consideration of a payment by such Participant that is at or less than the Market Value per share at the date of award.

Deferred Shares must be subject to a Deferral Period of at least one year, as determined by the Board at the date of the award, except that the Board may provide for a shorter Deferral Period in the event of a Change in Control.

Performance Shares and Performance Units.   A Performance Share is the equivalent of one common share and a Performance Unit is the equivalent of $1.00. A Participant may be granted any number of Performance Shares or Performance Units, subject to the limitations described above under Available Shares. The Participant will be given one or more Management Objectives to meet within a specified period (the "Performance Period"). The specified Performance Period must be a period of time not less than three years, except in the case of a Change in Control, if the Board shall so determine. A minimum level of acceptable achievement will also be established by the Board. If by the end of the Performance Period, the Participant has achieved the specified Management Objectives, the Participant will be deemed to have fully earned the Performance Shares or Performance Units. If the Participant has not achieved the Management Objectives, but has attained or exceeded the predetermined minimum level of acceptable achievement, the Participant will be deemed to have partly earned the Performance Shares or Performance Units in accordance with a predetermined formula. To the extent earned, the Performance Shares or Performance Units will be paid to the Participant at the time and in the manner determined by the Board in cash, common shares or any combination thereof. The grant may provide for the payment of dividend equivalents thereon in cash or in common shares on a current, deferred, or contingent basis.

Management Objectives.   The Amended Plan requires that the Board establish "Management Objectives" for purposes of Performance Shares and Performance Units. When so determined by the Board, Option Rights, Appreciation Rights, Restricted Shares, and dividend credits may also specify Management Objectives. Management Objectives may be described in terms of either Company-wide objectives or objectives that are related to the performance of the individual Participant or subsidiary, division, department, or function within the Company or a subsidiary in which the Participant is employed. Management Objectives applicable to any award to a Participant who is, or is determined by the Board likely to become, a Covered Employee, shall be limited to specified levels of or growth in:

   (i) cash flow/net assets ratio;

   (ii) debt/capital ratio;

   (iii) return on total capital;

   (iv) return on equity;

   (v) return on assets;

   (vi) earnings per share;

   (vii) revenue;

   (viii) total return to shareholders;

   (ix) margin performance; or

   (x) return on invested capital.

Except where a modification would result in an award no longer qualifying as performance-based compensation within the meaning of Section 162(m) of the Code, the Board may modify such Management Objectives, in whole or in part, as the Board deems appropriate and equitable.

Eligibility. Officers and other key employees of the Company and its subsidiaries may be selected by the Board to receive benefits under the Amended Plan. Certain employees of subsidiaries of the Company will also be eligible to receive awards under the Amended Plan.

Administration and Amendments. The Amended Plan is to be administered by the Board, except that the Board has the authority under the Amended Plan to delegate any or all of its powers under the Amended Plan to a committee (or subcommittee thereof) consisting of not less than three non-employee Directors.

The Board is authorized to interpret the Amended Plan and related agreements and other documents. The Board may make awards to other officers and key employees under any or a combination of all of the various categories of awards that are authorized under the Amended Plan, or in its discretion, make no awards. The Board may amend the Amended Plan from time to time without further approval by the shareholders of the Company except where required by applicable law or specific rules or regulations of a national securities exchange. The Company reserves authority to offer similar or dissimilar benefits under plans that do not have shareholder approval.

The Board may provide for special terms for awards to Participants who are foreign nationals or who are employed by the Company or any of its subsidiaries outside of the United States of America as the Board may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom.

The Board may not, without the further approval of the Company's shareholders, authorize the amendment of any outstanding Option Right to reduce the Option Price. Furthermore, no Option Right may be canceled and replaced with awards having a lower Option Price without further approval of the Company's shareholders.

Transferability. Except as otherwise determined by the Board, no Option Right or Appreciation Right or other derivative security is transferable by an Optionee or recipient except upon death, by will, or pursuant to the laws of descent and distribution. Except as otherwise determined by the Board, Option Rights and Appreciation Rights are exercisable during the Optionee's or recipient's lifetime only by him or her or his or her legal guardian or representative.

The Board may specify at the Date of Grant that part or all of the common shares that are (i) to be issued or transferred by the Company upon exercise of Option Rights or Appreciation Rights, upon termination of the Deferral Period applicable to Deferred Shares, or upon payment under any grant of Performance Shares or Performance Units or (ii) no longer subject to the substantial risk of forfeiture and restrictions on transfer referred to in Section 6 of the Amended Plan, shall be subject to further restrictions on sale or transfer.

Adjustments. The maximum number of shares that may be issued and delivered under the Amended Plan, the number of shares covered by outstanding Option Rights and Appreciation Rights, and the prices per share applicable thereto, are subject to adjustment in the event of stock dividends, stock splits, combinations of shares, recapitalizations, mergers, consolidations, spin-offs, reorganizations, liquidations, issuances of rights or warrants, and similar events. In the event of any such transaction or event, the Board, in its discretion, may provide in substitution for any or all outstanding awards under the Amended Plan such alternative consideration as it, in good faith, may determine to be equitable in the circumstances and may require the surrender of all awards so replaced. The Board may also make or provide for such adjustments in the numbers of shares specified in Section 3 of the Amended Plan as the Board may determine appropriate to reflect any transaction or event described above.

Change in Control. A definition of "Change in Control" is included in the Amended Plan, which definition can be found in the full text of the Amended Plan attached hereto as Appendix A.

Federal Income Tax Consequences

The following is a brief summary of certain of the federal income tax consequences of certain transactions under the Amended Plan based on federal income tax laws in effect on June 1, 2002. This summary is not intended to be complete and does not describe state or local tax consequences.

Tax Consequences to Participants

Non-qualified Stock Options.   In general, (i) no income will be recognized by an Optionee at the time a non-qualified Option Right is granted; (ii) at the time of exercise of a non-qualified Option Right, ordinary income will be recognized by the Optionee in an amount equal to the difference between the Option Price paid for the shares and the fair market value of the shares, if unrestricted, on the date of exercise (the "spread"); and (iii) at the time of sale of shares acquired pursuant to the exercise of a non-qualified Option Right, appreciation (or depreciation) in value of the shares after the date of exercise will be treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held.

Incentive Stock Options.   No income generally will be recognized by an Optionee upon the grant or exercise of an Incentive Stock Option. However, the spread will, for alternative minimum tax purposes under U.S. federal income tax law, be included in the Optionee's alternative minimum taxable income at the time of exercise. In addition, the Internal Revenue Service has issued proposed regulations which, if finalized, would subject an Optionee to payroll (*e.g.*, FICA) taxes upon the exercise of an incentive stock option. These payroll taxes would be assessed on the amount of the spread upon exercise.

If common shares are issued to the Optionee pursuant to the exercise of an Incentive Stock Option, and if no disqualifying disposition of such shares is made by such Optionee within two years after the Date of Grant or within one year after the transfer of such shares to the Optionee, then upon sale of such shares, any amount realized in excess of the Option Price will be taxed to the Optionee as a long-term capital gain and any loss sustained will be a long-term capital loss.

If common shares acquired upon the exercise of an Incentive Stock Option are disposed of prior to the expiration of either holding period described above, the Optionee generally will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at the time of exercise (or, if less, the amount realized on the disposition of such shares if a sale or exchange) over the Option Price paid for such shares. Any further gain (or loss) realized by the Participant generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.

Appreciation Rights.   No income will be recognized by a Participant in connection with the grant of a Tandem Appreciation Right or a Free-Standing Appreciation Right. When the Appreciation Right is exercised, the Participant normally will be required to include as taxable ordinary income in the year of exercise an amount equal to the amount of cash received and the fair market value of any unrestricted common shares received on the exercise.

Restricted Shares.   The recipient of Restricted Shares generally will be subject to tax at ordinary income rates on the fair market value of the Restricted Shares (reduced by any amount paid by the Participant for such Restricted Shares) at such time as the shares are no longer subject to forfeiture or restrictions on transfer for purposes of Section 83 of the Code ("Restrictions"). However, a recipient who so elects under Section 83(b) of the Code within 30 days of the date of transfer of the shares will have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of such shares (determined without regard to the Restrictions) over the purchase price, if any, of such Restricted Shares. If a Section 83(b) election has not been made, any dividends received with respect to Restricted Shares generally will be treated as compensation that is taxable as ordinary income to the Participant.

Deferred Shares.   No income generally will be recognized upon the award of Deferred Shares. The recipient of a Deferred Share award generally will be subject to tax at ordinary income rates on the fair market value of unrestricted common shares on the date that such shares are transferred to the Participant under the award (reduced by any amount paid by the Participant for such Deferred Shares), and the capital gains/loss holding period for such shares will also commence on such date.

Performance Shares and Performance Units.   No income generally will be recognized upon the grant of Performance Shares or Performance Units. Upon payment in respect of the earn-out of Performance Shares or Performance Units, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any nonrestricted common shares received.

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Tax Consequences to the Company or Subsidiary

To the extent that a Participant recognizes ordinary income in the circumstances described above, the Company or subsidiary for which the Participant performs services will be entitled to a corresponding deduction provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Section 280G of the Code, and is not disallowed by the $1,000,000 limitation on certain executive compensation under Section 162(m) of the Code. The Amended Plan is designed to permit (but not require) the Committee to grant awards that will qualify as performance-based compensation that is excluded from the limitation in Section 162(m).

Vote Required to Approve the Amended Plan

A favorable vote of the majority of votes cast on the matter is necessary for approval of the Amended Plan.

The board of directors recommends a vote FOR the adoption of Item 2.

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
(Item 3 on Proxy)

Ernst & Young LLP has been appointed as Smucker's independent auditors for the fiscal year ending April 30, 2003, subject to ratification by the shareholders. Ernst & Young LLP has served as Smucker's independent auditors since 1955.

A representative of Ernst & Young LLP is expected to be present at the meeting with an opportunity to make a statement if so desired and to respond to appropriate questions with respect to that firm's examination of Smucker's financial statements and records for the fiscal year ended April 30, 2002.

Audit Fees

The aggregate fees billed by Ernst & Young LLP for professional services rendered for the audit of Smucker's annual consolidated financial statements for fiscal 2002 and the review of the consolidated financial statements included in Smucker's Forms 10-Q for fiscal 2002, were $245,500.

All Other Fees

The aggregate fees billed by Ernst & Young LLP for services rendered to Smucker, other than the services described under "Audit Fees", above, for fiscal year 2002 were $1,434,800, including tax fees of $816,500 and audit related fees of $618,300. The tax fees relate to compliance and planning fees including tax services rendered in connection with the *Jif* and *Crisco* transaction of $504,100. Audit related fees include due diligence procedures and registration statements in connection with the *Jif* and *Crisco* transaction of $426,100 and fees for statutory audits of the international subsidiaries and audit procedures related to Smucker's information systems. None of these fees were for financial information systems design and implementation.

In the event of a negative vote on ratification, the selection will be reconsidered.

The board of directors recommends a vote FOR ratification of the appointment of Ernst & Young LLP as independent auditors.

ANNUAL REPORT

The Annual Report of Smucker for the fiscal year ended April 30, 2002, was mailed to each shareholder on or about July 9, 2002.

2003 SHAREHOLDER PROPOSALS

The deadline for shareholders to submit proposals to be considered for inclusion in the proxy statement for next year's annual meeting of shareholders is expected to be March 10, 2003.

OTHER MATTERS

We do not know of any matters to be brought before the meeting except as indicated in the notice. However, if any other matters properly come before the meeting for action, it is intended that the person authorized under solicited proxies may vote or act thereon in accordance with his or her own judgment.

VOTING RIGHTS OF COMMON SHARES

On June 1, 2002, P&G Ohio Brands Company was merged into Smucker as part of the transaction by which the *Jif* and *Crisco* businesses came to be owned by Smucker. As part of the merger transaction, the articles of incorporation of Smucker were amended and restated. Under the new articles of incorporation, the holder of each outstanding Smucker common share is entitled to one vote on each matter submitted to a vote of the shareholders except for the following specific matters:

- any matter that relates to or would result in the dissolution or liquidation of Smucker, whether voluntary or involuntary, and whether pursuant to Section 1701.86 or 1701.91 of the Ohio Revised Code or otherwise;

- the adoption of any amendment of the articles of incorporation, or the regulations of Smucker, or the adoption of amended articles of incorporation, other than the adoption of any amendment or amended articles of incorporation that increase the number of votes to which holders of Smucker common shares are entitled or expand the matters to which this section applies;

- any proposal or other action to be taken by the shareholders of Smucker, whether or not proposed by the shareholders of Smucker, and whether proposed by authority of the board of directors of Smucker or otherwise, relating to Smucker's rights agreement or any successor plan;

- any matter relating to any stock option plan, stock purchase plan, executive compensation plan, or other similar plan, arrangement, or agreement;

- adoption of any agreement or plan of or for the merger, consolidation, or majority share acquisition of Smucker or any of its subsidiaries with or into any other person, whether domestic or foreign, corporate or noncorporate, or the authorization of the lease, sale, exchange, transfer, or other disposition of all, or substantially all, of Smucker's assets;

- any matter submitted to Smucker's shareholders pursuant to Article Fifth or Article Seventh of the articles of incorporation, as they may be further amended, or any issuance of shares of Smucker for which shareholder approval is required by applicable stock exchange rules; and

- any matter relating to the issuance of Smucker shares, or the repurchase of Smucker shares that Smucker's board of directors determines is required or appropriate to be submitted to Smucker's shareholders under the Ohio Revised Code or applicable stock exchange rules.

With respect to the matters just listed (of which Item 2 on the proxy, Proposal to Amend and Restate the 1998 Equity and Performance Plan, is one), the holder of a common share is entitled to exercise ten votes on that matter when considered at any meeting of shareholders, except that no holder is entitled to exercise more that one vote on any matter (including those listed above) in respect of any common share with respect to which there has been a change in beneficial ownership subsequent to June 1, 2002. Where such a change of beneficial ownership of a common share has occurred, the new holder of that share will generally be entitled to only one vote on all matters, including the matters listed above, until that holder has held that share for four years without a further change in beneficial ownership.

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The express terms of the common shares provide that a change in beneficial ownership occurs whenever any change occurs in the person or group of persons who has or shares voting power, investment power, the right to receive sale proceeds, or the right to receive dividends or other distributions in respect of those common shares. In the absence of proof to the contrary, a change in beneficial ownership will be deemed to have occurred whenever common shares are transferred of record into the name of any other person. Moreover, corporations, general partnerships, limited partnerships, voting trustees, banks, brokers, nominees, and clearing agencies will be entitled to only one vote per share on common shares held of record in their respective names unless proof is provided to establish that there has been no change in the person or persons who direct the exercise of any of the rights of beneficial ownership. Thus, shareholders who hold common shares in "street" name or through any of the other indirect methods mentioned above must submit proof of beneficial ownership to Smucker in order to be entitled to exercise ten votes per share. See "Confirmation of Beneficial Ownership."

The foregoing is merely a summary of the voting terms of the common shares and should be read in conjunction with, and is qualified in its entirety by reference to, the express terms of those common shares as set forth in Smucker's current amended articles of incorporation. A copy of the pertinent portions of those express terms is provided with this document to "street name" and other indirect holders and is available upon request to any other shareholder.

CONFIRMATION OF BENEFICIAL OWNERSHIP

To assure that your common shares will be represented at the meeting, please complete, sign, and return the enclosed proxy card(s) in the envelope provided for that purpose, whether or not you expect to attend.

As indicated on page 1 of this document and under "Voting Rights of Common Shares," immediately above, the number of votes that each holder of common shares will be entitled to cast at the meeting on Item 2 on the proxy will depend on how long you have owned the shares. Specifically:

- If you own common shares that were either former Smucker shares acquired prior to June 1, 2002, or were issued in connection with the *Jif* and *Crisco* merger, you will be entitled to ten votes for each of those shares.

- If you own common shares purchased after June 1, 2002, you will be entitled to one vote per share.

Smucker has developed procedures regarding the proof that will be required for determinations of beneficial ownership for those shareholders who hold their shares through banks, brokers, or other nominees. If you own Smucker shares that were either former Smucker shares acquired prior to June 1, 2002, or that were issued in connection with the *Jif* and *Crisco* merger, you are requested to certify the number of shares that were so acquired or issued on the proxy card you received with this proxy statement.

If the certification on the proxy card is not completed, all shares held by the beneficial owner will be entitled to only one vote per share.

The secretary of Smucker reserves the right, in his sole discretion, to require such additional evidence as may be necessary to confirm to Smucker that there has been no change in beneficial ownership since June 1, 2002.

THE J. M. SMUCKER COMPANY

1998 Equity and Performance Incentive Plan
(As Amended and Restated Effective as of September 1, 2002)

1. **Purpose**. The purpose of the 1998 Equity and Performance Incentive Plan (As Amended and Restated Effective as of September 1, 2002) is to attract and retain consultants, officers and other key employees for The J. M. Smucker Company, an Ohio corporation, and its Subsidiaries and to provide to such persons incentives and rewards for superior performance.

2. **Definitions.** As used in this Plan,

''Appreciation Right'' means a right granted pursuant to Section 5 of this Plan, and shall include both Tandem Appreciation Rights and Free-Standing Appreciation Rights.

''Base Price'' means the price to be used as the basis for determining the Spread upon the exercise of a Free-Standing Appreciation Right and a Tandem Appreciation Right.

''Board'' means the Board of Directors of the Company and, to the extent of any delegation by the Board to a committee (or subcommittee thereof) pursuant to Section 15 of this Plan, such committee (or subcommittee).

''Change in Control'' shall have the meaning provided in Section 11 of this Plan.

''Common Shares'' means common shares, without par value, of the Company or any security into which such Common Shares may be changed by reason of any transaction or event of the type referred to in Section 10 of this Plan.

''Code'' means the Internal Revenue Code of 1986, as amended from time to time.

''Company'' means The J. M. Smucker Company, an Ohio corporation.

''Covered Employee'' means a Participant who is, or is determined by the Board to be likely to become, a ''covered employee'' within the meaning of Section 162(m) of the Code (or any successor provision).

''Date of Grant'' means the date specified by the Board on which a grant of Option Rights, Appreciation Rights, Performance Shares or Performance Units or a grant or sale of Restricted Shares or Deferred Shares shall become effective (which date shall not be earlier than the date on which the Board takes action with respect thereto)

''Deferral Period'' means the period of time during which Deferred Shares are subject to deferral limitations under Section 7 of this Plan.

''Deferred Shares'' means an award made pursuant to Section 7 of this Plan of the right to receive Common Shares at the end of a specified Deferral Period.

''Director'' means a member of the Board of Directors of the Company.

''Exchange Act'' means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, as such law, rules and regulations may be amended from time to time.

''Evidence of Award'' means an agreement, certificate, resolution or other type or form of writing or other evidence approved by the Committee which sets forth the terms and conditions of Option Rights, Appreciation Rights, Restricted Shares, Deferred Shares, Performance Shares or Performance Units. An Evidence of Award may be in any electronic medium, may be limited to a notation on the books and records of the Company and, with the approval of the Committee, need not be signed by a representative of the Company or a Participant.

"Free-Standing Appreciation Right" means an Appreciation Right granted pursuant to Section 5 of this Plan that is not granted in tandem with an Option Right.

"Incentive Stock Options" means Option Rights that are intended to qualify as "incentive stock options" under Section 422 of the Code or any successor provision.

"Management Objectives" means the measurable performance objective or objectives established pursuant to this Plan for Participants who have received grants of Performance Shares or Performance Units or, when so determined by the Board, Option Rights, Appreciation Rights, Restricted Shares and dividend credits pursuant to this Plan. Management Objectives may be described in terms of Company-wide objectives or objectives that are related to the performance of the individual Participant or of the Subsidiary, division, department, region or function within the Company or Subsidiary in which the Participant is employed. The Management Objectives may be made relative to the performance of other corporations. The Management Objectives applicable to any award to a Covered Employee that is intended to comply with Section 162(m) of the Code shall be based on specified levels of or growth in one or more of the following criteria:

    1. cash flow/net assets ratio;

    2. debt/capital ratio;

    3. return on total capital;

    4. return on equity;

    5. return on assets;

    6. earnings per share;

    7. revenue;

    8. total return to shareholders;

    9. margin performance; and

    10. return on invested capital.

If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances render the Management Objectives unsuitable, the Committee may in its discretion modify such Management Objectives or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable, except in the case of a Covered Employee where such action would result in the loss of the otherwise available exemption of the award under Section 162(m) of the Code. In such case, the Committee shall not make any modification of the Management Objectives or minimum acceptable level of achievement.

"Market Value per Share" means, as of any particular date, (i) the closing sale price per Common Share as reported on the New York Stock Exchange on the Date of Grant, or if there are no sales on such day, on the next preceding trading day during which a sale occurred, or (ii) if clause (i) does not apply, the fair market value of the Common Shares as determined by the Board.

"Optionee" means the optionee named in an Evidence of Award evidencing an outstanding Option Right.

"Option Price" means the purchase price payable on exercise of an Option Right.

"Option Right" means the right to purchase Common Shares upon exercise of an option granted pursuant to Section 4 of this Plan.

"Participant" means a person who is selected by the Board to receive benefits under this Plan and who is at the time a consultant, an officer, or other key employee of the Company or any one or more of its Subsidiaries, or who has agreed to commence serving in any of such capacities within 90 days of the Date of Grant.

"Performance Period" means, in respect of a Performance Share or Performance Unit, a period of time established pursuant to Section 8 of this Plan within which the Management Objectives relating to such Performance Share or Performance Unit are to be achieved.

"Performance Share" means a bookkeeping entry that records the equivalent of one Common Share awarded pursuant to Section 8 of this Plan.

"Performance Unit" means a bookkeeping entry that records a unit equivalent to $1.00 awarded pursuant to Section 8 of this Plan.

"Plan" means The J. M. Smucker Company 1998 Equity and Performance Incentive Plan (As Amended and Restated Effective as of September 1, 2002).

"Restricted Shares" means Common Shares granted or sold pursuant to Section 6 of this Plan as to which neither the substantial risk of forfeiture nor the prohibition on transfers referred to in such Section 6 has expired.

"Spread" means the excess of the Market Value per Share on the date when an Appreciation Right is exercised, or on the date when Option Rights are surrendered in payment of the Option Price of other Option Rights, over the Option Price or Base Price provided for in the related Option Right or Free-Standing Appreciation Right, respectively.

"Subsidiary" means a corporation, company or other entity (i) more than 50 percent of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are, or (ii) which does not have outstanding shares or securities (as may be the case in a partnership, joint venture or unincorporated association), but more than 50 percent of whose ownership interest representing the right generally to make decisions for such other entity is, now or hereafter, owned or controlled, directly or indirectly, by the Company except that for purposes of determining whether any person may be a Participant for purposes of any grant of Incentive Stock Options, "Subsidiary" means any corporation in which at the time the Company owns or controls, directly or indirectly, more than 50 percent of the total combined voting power represented by all classes of stock issued by such corporation.

"Tandem Appreciation Right" means an Appreciation Right granted pursuant to Section 5 of this Plan that is granted in tandem with an Option Right.

"Voting Power" means at any time, the total votes relating to the then-outstanding securities entitled to vote generally in the election of Directors.

3. **Shares Available Under the Plan.** (a) Subject to adjustment as provided in Section 3(b) and Section 10 of this Plan, the number of Common Shares that may be issued or transferred (i) upon the exercise of Option Rights or Appreciation Rights, (ii) as Restricted Shares and released from substantial risks of forfeiture thereof, (iii) as Deferred Shares, (iv) in payment of Performance Shares or Performance Units that have been earned or (v) in payment of dividend equivalents paid with respect to awards made under the Plan shall not exceed in the aggregate 3,793,140 Common Shares, plus any shares described in Section 3(b). Such shares may be shares of original issuance or treasury shares or a combination of the foregoing. The 3,793,140 maximum number of Common Shares described above consists of 1,323,140 Common Shares that were approved in 1998 (as adjusted to reflect the combination of the Company's former Class A and Class B common shares in 2000 and the merger of the *Jif* and *Crisco* businesses in 2002), and 2,470,000 Common Shares that are being added as of this Amendment and Restatement.

(b) The number of shares available in Section 3(a) above shall be adjusted to account for shares relating to awards that expire, are forfeited or are transferred, surrendered or relinquished upon the payment of any Option Price by the transfer to the Company of Common Shares or upon satisfaction of any withholding amount. Upon payment in cash of the benefit provided by any award granted under this Plan, any shares that were covered by that award shall again be available for issue or transfer hereunder.

(c) Notwithstanding anything in this Section 3, or elsewhere in this Plan, to the contrary and subject to adjustment as provided in Section 10 of this Plan, (i) the aggregate number of Common Shares actually issued or transferred by the Company upon the exercise of Incentive Stock Options shall not exceed 3,793,140 Common Shares; (ii) no Participant shall be granted Option Rights and Appreciation Rights, in the aggregate, for more than 300,000 Common Shares during any calendar year; (iii) the number of shares issued as Restricted Shares and Deferred Shares shall not exceed 925,295 Common Shares, consisting of 425,295 Common Shares provided for in 1998 (as adjusted for the combination and the *Jif* and *Crisco* transaction) and 500,000 Common Shares added as of the Amendment and Restatement.

(d) Notwithstanding any other provision of this Plan to the contrary, in no event shall any Participant in any calendar year receive an award of Performance Shares or Performance Units having an aggregate maximum value as of their respective Dates of Grant in excess of $1,000,000.

4. **Option Rights.** The Board may, from time to time and upon such terms and conditions as it may determine, authorize the granting to Participants of options to purchase Common Shares. Each such grant may utilize any or all of the authorizations, and shall be subject to all of the requirements contained in the following provisions:

(a) Each grant shall specify the number and class of Common Shares to which it pertains subject to the limitations set forth in Section 3 of this plan.

(b) Each grant shall specify an Option Price per share, which may not be less than the Market Value per Share on the Date of Grant.

(c) Each grant shall specify whether the Option Price shall be payable (i) in cash or by check acceptable to the Company, (ii) by the actual or constructive transfer to the Company of Common Shares owned by the Optionee for at least 6 months (or other consideration authorized pursuant to Section 4(d) having a value at the time of exercise equal to the total Option Price, or (iii) by a combination of such methods of payment.

(d) The Board may determine, at or after the Date of Grant, that payment of the Option Price of any Option Right (other than an Incentive Stock Option) may also be made in whole or in part in the form of Restricted Shares or other Common Shares that are forfeitable or subject to restrictions on transfer, Deferred Shares, Performance Shares (based, in each case, on the Market Value per Share on the date of exercise), other Option Rights (based on the Spread on the date of exercise) or Performance Units. Unless otherwise determined by the Board at or after the Date of Grant, whenever any Option Price is paid in whole or in part by means of any of the forms of consideration specified in this Section 4(d), the Common Shares received upon the exercise of the Option Rights shall be subject to such risks of forfeiture or restrictions on transfer as may correspond to any that apply to the consideration surrendered, but only to the extent, determined with respect to the consideration surrendered, of (i) the number of shares or Performance Shares, (ii) the Spread of any unexercisable portion of Option Rights, or (iii) the stated value of Performance Units.

(e) Any grant may provide for deferred payment of the Option Price from the proceeds of sale through a broker on a date satisfactory to the Company of some or all of the shares to which such exercise relates.

(f) Successive grants may be made to the same Participant whether or not any Option Rights previously granted to such Participant remain unexercised.

(g) Each grant shall specify the period or periods of continuous service by the Optionee with the Company or any Subsidiary that is necessary before the Option Rights or installments thereof will become exercisable and may provide for the earlier exercise of such Option Rights in the event of a Change in Control.

(h) Any grant of Option Rights may specify Management Objectives that must be achieved as a condition to the exercise of such rights.

(i) Option Rights granted under this Plan may be (i) options, including, without limitation, Incentive Stock Options, that are intended to qualify under particular provisions of the Code, (ii) options that are not intended so to qualify, or (iii) combinations of the foregoing.

(j) The Board may, at or after the Date of Grant of any Option Rights (other than Incentive Stock Options), provide for the payment of dividend equivalents to the Optionee on either a current or deferred or contingent basis or may provide that such equivalents shall be credited against the Option Price.

(k) The exercise of an Option Right shall result in the cancellation on a share-for-share basis of any Tandem Appreciation Right authorized under Section 5 of this Plan.

(l) No Option Right shall be exercisable more than 10 years from the Date of Grant.

(m) Each grant of Option Rights shall be evidenced by an Evidence of Award, which shall contain such terms and provisions, consistent with this Plan, as the Board may approve.

5. **Appreciation Rights.** (a) The Board may authorize the granting (i) to any Optionee, of Tandem Appreciation Rights in respect of Option Rights granted hereunder, and (ii) to any Participant, of Free-Standing Appreciation Rights. A Tandem Appreciation Right shall be a right of the Optionee, exercisable by surrender of the related Option Right, to receive from the Company an amount determined by the Board, which shall be expressed as a percentage of the Spread (not exceeding 100 percent) at the time of exercise. Tandem Appreciation Rights may be granted at any time prior to the exercise or termination of the related Option Rights; provided, however, that a Tandem Appreciation Right awarded in relation to an Incentive Stock Option must be granted concurrently with such Incentive Stock Option. A Free-Standing Appreciation Right shall be a right of the Participant to receive from the Company an amount determined by the Board, which shall be expressed as a percentage of the Spread (not exceeding 100 percent) at the time of exercise.

(b) Each grant of Appreciation Rights may utilize any or all of the authorizations, and shall be subject to all of the requirements, contained in the following provisions:

(i) Any grant may specify that the amount payable on exercise of an Appreciation Right may be paid by the Company in cash, in Common Shares or in any combination thereof and may either grant to the Participant or retain in the Board the right to elect among those alternatives.

(ii) Any grant may specify that the amount payable on exercise of an Appreciation Right may not exceed a maximum specified by the Board at the Date of Grant.

(iii) Any grant may specify waiting periods before exercise and permissible exercise dates or periods.

(iv) Any grant may specify that such Appreciation Right may be exercised only in the event of, or earlier in the event of, a Change in Control.

(v) Any grant may provide for the payment to the Participant of dividend equivalents thereon in cash or Common Shares on a current, deferred or contingent basis.

(vi) Any grant of Appreciation Rights may specify Management Objectives that must be achieved as a condition of the exercise of such Rights.

(vii) Each grant of Appreciation Rights shall be evidenced by an Evidence of Award, which shall describe such Appreciation Rights, identify the related Option Rights (if applicable), state that such Appreciation Rights are subject to all the terms and conditions of this Plan, and contain such other terms and provisions, consistent with this Plan, as the Board may approve.

(c) Any grant of Tandem Appreciation Rights shall provide that such Rights may be exercised only at a time when the related Option Right is also exercisable and at a time when the Spread is positive, and by surrender of the related Option Right for cancellation.

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(d) Regarding Free-standing Appreciation Rights only:

(i) Each grant shall specify in respect of each Free-standing Appreciation Right a Base Price, which shall be equal to or greater or less than the Market Value per Share on the Date of Grant;

(ii) Successive grants may be made to the same Participant regardless of whether any Free-standing Appreciation Rights previously granted to the Participant remain unexercised; and

(iii) No Free-standing Appreciation Right granted under this Plan may be exercised more than 10 years from the Date of Grant.

6. **Restricted Shares.**   The Board may also authorize the grant or sale of Restricted Shares to Participants. Each such grant or sale may utilize any or all of the authorizations, and shall be subject to all of the requirements, contained in the following provisions:

(a) Each such grant or sale shall constitute an immediate transfer of the ownership of Common Shares to the Participant in consideration of the performance of services, entitling such Participant to voting, dividend and other ownership rights, but subject to the substantial risk of forfeiture and restrictions on transfer hereinafter referred to.

(b) Each such grant or sale may be made without additional consideration or in consideration of a payment by such Participant that is less than Market Value per Share at the Date of Grant.

(c) Each such grant or sale shall provide that the Restricted Shares covered by such grant or sale shall be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code for a period of not less than 3 years to be determined by the Board at the Date of Grant and may provide for the earlier lapse of such substantial risk of forfeiture in the event of a Change in Control.

(d) Each such grant or sale shall provide that during the period for which such substantial risk of forfeiture is to continue, the transferability of the Restricted Shares shall be prohibited or restricted in the manner and to the extent prescribed by the Board at the Date of Grant (which restrictions may include, without limitation, rights of repurchase or first refusal in the Company or provisions subjecting the Restricted Shares to a continuing substantial risk of forfeiture in the hands of any transferee).

(e) Any grant of Restricted Shares may specify Management Objectives that, if achieved, will result in termination or early termination of the restrictions applicable to such shares. Each grant may specify in respect of such Management Objectives a minimum acceptable level of achievement and may set forth a formula for determining the number of Restricted Shares on which restrictions will terminate if performance is at or above the minimum level, but falls short of full achievement of the specified Management Objectives.

(f) Any such grant or sale of Restricted Shares may require that any or all dividends or other distributions paid thereon during the period of such restrictions be automatically deferred and reinvested in additional Restricted Shares, which may be Subject to the same restrictions as the underlying award.

(g) Each grant or sale of Restricted Shares shall be evidenced by an Evidence of Award, which shall contain such terms and provisions, consistent with this Plan, as the Board may approve. The Board may require that certificates representing Restricted Shares shall be held in custody by the Company until all restrictions thereon shall have lapsed, together with a stock power or powers executed by the Participant in whose name such certificates are registered, endorsed in blank and covering such Shares. Such Shares shall bear an appropriate legend indicating the nature of the restrictions provided for in this Section.

7. **Deferred Shares.** The Board may also authorize the granting or sale of Deferred Shares to Participants. Each such grant or sale may utilize any or all of the authorizations, and shall be subject to all of the requirements contained in the following provisions:

(a) Each such grant or sale shall constitute the agreement by the Company to deliver Common Shares to the Participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions during the Deferral Period as the Board may specify.

(b) Each such grant or sale may be made without additional consideration or in consideration of a payment by such Participant that is less than the Market Value per Share at the Date of Grant.

(c) Each such grant or sale shall be subject to a Deferral Period of not less than 1 year, as determined by the Board at the Date of Grant, and may provide for the earlier lapse or other modification of such Deferral Period in the event of a Change in Control.

(d) During the Deferral Period, the Participant shall have no right to transfer any rights under his or her award and shall have no rights of ownership in the Deferred Shares and shall have no right to vote them, but the Board may, at or after the Date of Grant, authorize the payment of dividend equivalents on such Shares on either a current or deferred or contingent basis, either in cash or in additional Common Shares.

(e) Each grant or sale of Deferred Shares shall be evidenced by an Evidence of Award, which shall contain such terms and provisions, consistent with this Plan, as the Board may approve.

8. **Performance Shares and Performance Units.** The Board may also authorize the granting of Performance Shares and Performance Units that will become payable to a Participant upon achievement of specified Management Objectives. Each such grant may utilize any or all of the authorizations, and shall be subject to all of the requirements, contained in the following provisions:

(a) Each grant shall specify the number of Performance Shares or Performance Units to which it pertains, which number may be subject to adjustment to reflect changes in compensation or other factors; provided, however, that no such adjustment shall be made in the case of a Covered Employee where such action would result in the loss of the otherwise available exemption of the award under Section 162(m) of the Code.

(b) The Performance Period with respect to each Performance Share or Performance Unit shall be such period of time (not less than 3 years), commencing with the Date of Grant as shall be determined by the Board at the time of grant which may be subject to earlier lapse or other modification in the event of a Change in Control as set forth in the Evidence of Award.

(c) Any grant of Performance Shares or Performance Units shall specify Management Objectives which, if achieved, will result in payment or early payment of the award, and each grant may specify in respect of such specified Management Objectives a minimum acceptable level of achievement and shall set forth a formula for determining the number of Performance Shares or Performance Units that will be earned if performance is at or above the minimum level, but falls short of full achievement of the specified Management Objectives. The grant of Performance Shares or Performance Units shall specify that, before the Performance Shares or Performance Units shall be earned and paid, the Board must certify that the Management Objectives have been satisfied.

(d) Each grant shall specify the time and manner of payment of Performance Shares or Performance Units that have been earned. Any grant may specify that the amount payable with respect thereto may be paid by the Company in cash, in Common Shares or in any combination thereof and may either grant to the Participant or retain in the Board the right to elect among those alternatives.

(e) Any grant of Performance Shares may specify that the amount payable with respect thereto may not exceed a maximum specified by the Board at the Date of Grant. Any grant of Performance Units may specify that the amount payable or the number of Common Shares issued with respect thereto may not exceed maximums specified by the Board at the Date of Grant.

A-7

(f) The Board may, at or after the Date of Grant of Performance Shares, provide for the payment of dividend equivalents to the holder thereof on either a current or deferred or contingent basis, either in cash or in additional Common Shares.

(g) Each grant of Performance Shares or Performance Units shall be evidenced by an Evidence of Award, which shall state that such Performance Shares or Performance Units are subject to all the terms and conditions of this Plan, and contain such other terms and provisions, consistent with this Plan, as the Board may approve.

9. **Transferability.** (a) Except as otherwise determined by the Board, no Option Right, Appreciation Right or other derivative security granted under the Plan shall be transferable by a Participant other than by will or the laws of descent and distribution. Except as otherwise determined by the Board, Option Rights and Appreciation Rights shall be exercisable during the Optionee's lifetime only by him or her or by his or her guardian or legal representative.

(b) The Board may specify at the Date of Grant that part or all of the Common Shares that are (i) to be issued or transferred by the Company upon the exercise of Option Rights or Appreciation Rights, upon the termination of the Deferral Period applicable to Deferred Shares or upon payment under any grant of Performance Shares or Performance Units or (ii) no longer subject to the substantial risk of forfeiture and restrictions on transfer referred to in Section 6 of this Plan, shall be subject to further restrictions on transfer.

10. **Adjustments.** The Board may make or provide for such adjustments in the numbers of Common Shares covered by outstanding Option Rights, Appreciation Rights, Deferred Shares, and Performance Shares granted hereunder, in the prices per share applicable to such Option Rights and Appreciation Rights and in the kind of shares covered thereby, as the Board, in its sole discretion, exercised in good faith, may determine is equitably required to prevent dilution or enlargement of the rights of Participants or Optionees that otherwise would result from (a) any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, or (b) any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (c) any other corporate transaction or event having an effect similar to any of the foregoing. Moreover, in the event of any such transaction or event, the Board, in its discretion, may provide in substitution for any or all outstanding awards under this Plan such alternative consideration as it, in good faith, may determine to be equitable in the circumstances and may require in connection therewith the surrender of all awards so replaced. The Board may also make or provide for such adjustments in the numbers of shares specified in Section 3 of this Plan as the Board in its sole discretion, exercised in good faith, may determine is appropriate to reflect any transaction or event described in this Section 10; provided, however, that any such adjustment to the number specified in Section 3(c)(i) shall be made only if and to the extent that such adjustment would not cause any Option intended to qualify as an Incentive Stock Option to fail to so qualify.

11. **Change in Control.** For purposes of this Plan, except as may be otherwise prescribed by the Board in an Evidence of Award, a "Change in Control" shall have occurred if at any time any of the following events shall have occurred:

(a) A filing pursuant to any federal or state law in connection with any tender offer for shares of the Company (other than a tender offer by the Company);

(b) The occurrence of or the signing of any agreement for a merger, consolidation, combination (as defined in Section 1701.01(Q), Ohio Revised Code), or majority share acquisition (as defined in Section 1701.01, Ohio Revised Code) involving the Company and as a result of which the holders of shares of the Company prior to the transaction become, or will become, by reason of the transaction, the holders of such number of shares of the surviving or acquiring corporation as entitle them to exercise less than one-third of the voting power of such corporation in the election of directors;

(c) The signing of any agreement for the sale of all or substantially all of the assets of the Company;

(d) The adoption of any resolution of reorganization or dissolution of the Company by the shareholders;

(e) The occurrence of any other event or series of events, which, in the opinion of the Board of Directors, will, or is likely to, if carried out, result in a change of control of the Company;

(f) If during any period of two consecutive years, individuals who at the beginning of such period constitute the Directors of the Company cease for any reason to constitute a majority thereof (unless the election, or the nomination for election by the Company's shareholders, of each Director of the Company first elected during such period was approved by a vote of at least two-thirds of the Directors then still in office who were Directors of the Company at the beginning of any such period); or

(g) The acquisition by any person (including a group within the meaning of Sections 13(d)(3) or 14(d)(2) of the Exchange Act other than the Company (or any of its Subsidiaries) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of the combined voting power of the Company's then outstanding voting securities, unless such acquisition is approved by the vote of at least two-thirds of the Directors of the Company then in office.

12. **Fractional Shares.** The Company shall not be required to issue any fractional Common Shares pursuant to this Plan. The Board may provide for the elimination of fractions or for the settlement of fractions in cash.

13. **Withholding Taxes.** To the extent that the Company is required to withhold federal, state, local or foreign taxes in connection with any payment made or benefit realized by a Participant or other person under this Plan, and the amounts available to the Company for such withholding are insufficient, it shall be a condition to the receipt of such payment or the realization of such benefit that the Participant or such other person make arrangements satisfactory to the Company for payment of the balance of such taxes required to be withheld, which arrangements (in the discretion of the Board) may include relinquishment of a portion of such benefit. The Company and a Participant or such other person may also make similar arrangements with respect to the payment of any taxes with respect to which withholding is not required. For options issued after June 30, 2000, the Company shall withhold no more than the minimum tax withholding required by law.

14. **Foreign Employees.** In order to facilitate the making of any grant or combination of grants under this Plan, the Board may provide for such special terms for awards to Participants who are foreign nationals or who are employed by the Company or any Subsidiary outside of the United States of America as the Board may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Board may approve such supplements to or amendments, restatements or alternative versions of this Plan as it may consider necessary or appropriate for such purposes, without thereby affecting the terms of this Plan as in effect for any other purpose, and the Secretary or other appropriate officer of the Company may certify any such document as having been approved and adopted in the same manner as this Plan. No such special terms, supplements, amendments or restatements, however, shall include any provisions that are inconsistent with the terms of this Plan as then in effect unless this Plan could have been amended to eliminate such inconsistency without further approval by the shareholders of the Company.

15. **Administration of the Plan.** (a) This Plan shall be administered by the Board, which may from time to time delegate all or any part of its authority under this Plan to a committee of the Board (or subcommittee thereof) consisting of not less than three non-employee Directors appointed by the Board. A majority of the committee (or subcommittee) shall constitute a quorum, and the action of the members of the committee (or subcommittee) present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the committee (or subcommittee). To the extent of any such delegation, references in this Plan to the Board shall be deemed to be references to any such committee or subcommittee.

(b) The interpretation and construction by the Board of any provision of this Plan or of any Evidence of Award and any determination by the Board pursuant to any provision of this Plan or of any such Evidence of

Award shall be final and conclusive. No member of the Board shall be liable for any such action or determination made in good faith.

16. **Amendments, Etc.**   (a) The Board may at any time and from time to time amend the Plan in whole or in part; provided, however, that any amendment which must be approved by the shareholders of the Company in order to comply with applicable law or a specific rule of the New York Stock Exchange, or if the Common Shares are not traded on the New York Stock Exchange, the principal national securities exchange upon which the Common Shares are traded or quoted, shall not be effective unless and until such approval has been obtained. Presentation of this Plan or any amendment hereof for shareholder approval shall not be construed to limit the Company's authority to offer similar or dissimilar benefits under other plans without shareholder approval.

(b) The Board shall not, without the further approval of the shareholders of the Company, authorize the amendment of any outstanding Option Right to reduce the Option Price. Furthermore, no Option Right shall be canceled and replaced with awards having a lower Option Price without further approval of the shareholders of the Company. This Section 16(b) is intended to prohibit the repricing of "underwater" Option Rights and shall not be construed to prohibit the adjustments provided for in Section 10 of this Plan.

(c) The Board also may permit Participants to elect to defer the issuance of Common Shares or the settlement of awards in cash under the Plan pursuant to such rules, procedures or programs as it may establish for purposes of this Plan. The Board also may provide that deferred issuances and settlements include the payment or crediting of dividend equivalents or interest on the deferral amounts.

(d) The Board may condition the grant of any award or combination of awards authorized under this Plan on the surrender or deferral by the Participant of his or her right to receive a cash bonus or other compensation otherwise payable by the Company or a Subsidiary to the Participant.

(e) In case of termination of employment by reason of death, disability or normal or early retirement, or in the case of hardship or other special circumstances, of a Participant who holds an Option Right or Appreciation Right not immediately exercisable in full, or any Restricted Shares as to which the substantial risk of forfeiture or the prohibition or restriction on transfer has not lapsed, or any Deferred Shares as to which the Deferral Period has not been completed, or any Performance Shares or Performance Units which have not been fully earned, or who holds Common Shares subject to any transfer restriction imposed pursuant to Section 9(b) of this Plan, the Board may, in its sole discretion, accelerate the time at which such Option Right or Appreciation Right may be exercised or the time at which such substantial risk of forfeiture or prohibition or restriction on transfer will lapse or the time when such Deferral Period will end or the time at which such Performance Shares or Performance Units will be deemed to have been fully earned or the time when such transfer restriction will terminate or may waive any other limitation or requirement under any such award.

(f) This Plan shall not confer upon any Participant any right with respect to continuance of employment or other service with the Company or any Subsidiary, nor shall it interfere in any way with any right the Company or any Subsidiary would otherwise have to terminate such Participant's employment or other service at any time.

(g) To the extent that any provision of this Plan would prevent any Option Right that was intended to qualify as an Incentive Stock Option from qualifying as such, that provision shall be null and void with respect to such Option Right. Such provision, however, shall remain in effect for other Option Rights and there shall be no further effect on any provision of this Plan.

TO REACH WOOSTER

FROM WEST CLEVELAND:

Route 71 South to Route 83 South
following the bypass around Wooster
to Route 30 West to Route 302 South
(Madison Avenue) to O.A.R.D.C. FISHER
AUDITORIUM.

FROM EAST CLEVELAND &
AKRON / YOUNGSTOWN:

Route 77 South to Route 21 South to
Route 585 West to Route 3 and 83 South
to Route 30 West to Route 302 South
(Madison Avenue) to O.A.R.D.C.
FISHER AUDITORIUM.

FROM CANTON:

Route 30 West to Route 302 South
(Madison Avenue) to O.A.R.D.C.
FISHER AUDITORIUM.

FROM COLUMBUS / MANSFIELD:

Route 71 North to Route 30 East
to Route 302 South (Madison Avenue)
to O.A.R.D.C. FISHER AUDITORIUM.





SMUCKER'S

AUGUST 13, 2002

☐ Mark this box with an X if you have made changes to your name or address details below.

[A8951]

Proxy Card

Please mark your vote in box in the following manner using dark ink only. [X]

The Board of Directors Recommends a Vote FOR the following proposals.

1. Election of Directors to the class whose term of office will expire in 2005:	**For**	**Withhold**		**Will Attend**
01 — Vincent C. Byrd	☐	☐	Will attend meeting/number attending ____	☐
02 — Elizabeth Valk Long	☐	☐		
03 — William Wrigley, Jr.	☐	☐		

	For	**Against**	**Abstain**
2. Approval of the Amended and Restated 1998 Equity and Performance Incentive Plan.	☐	☐	☐
3. Ratification of appointment of auditors	☐	☐	☐

PLEASE REFER TO THE FRONT SIDE OF THIS PROXY CARD FOR INTERNET AND TELEPHONE VOTING INSTRUCTIONS.

NOTE: Please sign exactly as your name appears above. Joint owners should each sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature	Signature	Date
		/ /
		(Month) (Day) (Year)

6381 — The J.M. Smucker Company (White)

THE J.M. SMUCKER COMPANY
Strawberry Lane, Orrville, Ohio 44667-0280
Solicited by the Board of Directors for the Annual Meeting
of Shareholders on August 13, 2002

The undersigned appoints Timothy P. Smucker, Richard K. Smucker, and Steven J. Elicessor, or any one of them, proxies with full power of substitution to vote, as designated on the reverse side, all Common Shares that the undersigned is entitled to vote at the Annual Meeting of Shareholders of The J.M. Smucker Company to be held on August 13, 2002, or at any adjournment or adjournments, and any postponement or postponements thereof.

When properly executed, this proxy will be voted in the manner directed. If no direction is given, this proxy will be voted FOR all Proposals.

Please mark, date, sign, and return this proxy card promptly, using the enclosed envelope. No postage is required if mailed in the United States.

SEE REVERSE SIDE

Please note that admission to the Annual Meeting will be by admission card only. If you plan to bring a guest, please so state on your card. Due to space limitations, no more than two admission cards per shareholder account will be provided.



YOU CAN VOTE YOUR SHARES BY TELEPHONE OR INTERNET!

QUICK • EASY • IMMEDIATE • AVAILABLE 24 HOURS A DAY • 7 DAYS A WEEK

The J.M. Smucker Company encourages you to take advantage of the convenient ways to vote your shares. If voting by proxy, you may vote by mail, or choose one of the two methods described below. Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, and returned your proxy card. To vote by telephone or Internet, read the accompanying proxy statement and then follow these steps:

TO VOTE BY TELEPHONE (U.S. AND CANADA)

Call toll free **1-877-587-0760** in the United States or Canada any time on a touch tone telephone. There is **NO CHARGE** to you for this call. Have your proxy card in hand when you call.

Enter the 6-digit **CONTROL NUMBER** located to the right of your address on the reverse side.

Option #1: To vote as the Board of Directors recommends on all Proposals, Press 1. When asked, please confirm your vote by pressing 1.

Option #2: If you choose to vote against any of the Proposals, press 0 and follow the simple recorded instructions.

TO VOTE BY INTERNET (WORLDWIDE)

Go to the following Website:
www.computershare.com/us/proxy

Enter the information requested on your computer screen, including your 6-digit **Control Number** located to the right of your address on the reverse side.

Follow the simple instructions on the screen.

If you vote by telephone or the Internet, **DO NOT** mail back the proxy card.

THANK YOU FOR VOTING!

6381-The J.M. Smucker Company (White)



Dear Shareholder:

The amended articles of incorporation of The J.M. Smucker Company ("Smucker") provide generally that each common share will entitle the holder to one vote on each matter properly submitted to shareholders, except for certain matters listed in the amended articles of incorporation. On those listed matters, shareholders are entitled to exercise ten votes per share unless there has been a change in beneficial ownership of the common share since June 1, 2002. In that event, the new owner will be entitled to only one vote with respect to that share on all matters until four years pass without a further change in beneficial ownership of the share. Item 2 on the proxy, Proposal to Amend and Restate the 1998 Equity and Performance Plan, is one of the matters listed in the amended articles of incorporation to which the ten vote per share provisions apply.

The enclosed proxy card for common shares of Smucker is a little different from most proxy cards. It not only permits you to give instructions as to how to vote your common shares, but for Item 2 on the proxy statement it also provides for certification as to how long you have been the beneficial owner of your shares. That certification will determine how many votes you will be entitled to cast with respect to your common shares for Item 2 on the proxy statement at the Annual Meeting to be held on August 13, 2002. Certification is not required for Items 1 and 3 on the proxy statement since each shareholder is entitled to cast one vote per share on these matters.

The number of votes to which you will be entitled with respect to your common shares for Item 2 on the proxy statement depends on whether or not there has been any change since June 1, 2002 in the "beneficial ownership" of your common shares, as that phrase is defined in Smucker's amended articles of incorporation. Generally speaking, this means that if you own common shares that were acquired prior to June 1, 2002, or if your Smucker shares were issued to you in connection with the *Jif* and *Crisco* merger, you will be entitled to ten votes for each of those shares. You will have only one vote per share, though, for common shares purchased on or after June 1, 2002.

Even though you have common shares acquired on or after June 1, 2002, you may be entitled to ten votes per share under certain circumstances. Those circumstances and other aspects of the voting rights of the holders of common shares are governed by the amended articles of incorporation, pertinent portions of which are set forth on the reverse side of this letter. **It is important that you complete the certification and instruction on the accompanying proxy card. If you do not fill in the blanks, it will be assumed that all the common shares represented by your proxy were acquired on or after June 1, 2002, and you will be entitled to only one vote per share for all those shares.**

If you have questions, please contact either our Corporate Secretary's office or our Transfer Agent, Computershare Investor Services, LLC. Their addresses and telephone numbers are listed in our Annual Report.

TIM SMUCKER
Chairman and Co-Chief Executive Officer

RICHARD SMUCKER
President and Co-Chief Executive Officer

Express Terms of Common Shares

SECTION 1. Except as expressly set forth in Section 2 of this Division II, each outstanding Common Share shall entitle the holder thereof to one vote on each matter properly submitted to the shareholders for their vote, consent, waiver, release, or other action, including any vote or consent for the election or removal of directors.

SECTION 2. (a) Notwithstanding Section 1 of this Division II, each outstanding Common Share shall entitle the holder thereof to ten votes on each of the following matters properly submitted to the shareholders to the extent such matters (x) are required under the Ohio Revised Code, any provisions of these Amended Articles of Incorporation or the Regulations of the Company or applicable stock exchange rules, to be submitted to the shareholders for their vote, consent, waiver or other action or (y) are submitted or presented to the shareholders for their vote, consent waiver or other action: (1) any matter that relates to or would result in the dissolution or liquidation of the Company, whether voluntary or involuntary, and whether pursuant to Section 1701.86 or 1701.91 of the Ohio Revised Code or otherwise, (2) the adoption of any amendment to these Amended Articles of Incorporation, or the Regulations of the Company, or the adoption of Amended Articles of Incorporation, other than the adoption of any amendment or Amended Articles of Incorporation that increases the number of votes to which holders of Common Shares are entitled or expand the matters to which this Section 2(a) applies, (3) any proposal or other action to be taken by the shareholders of the Company, whether or not proposed by the shareholders of the Company, and whether proposed by authority of the Board of Directors or otherwise, relating to the Rights Agreement, dated as of April 22, 1999, as amended on August 28, 2000, and as it may be further amended from time to time pursuant to its terms, or any successor plan, (4) any matter relating to any stock option plan, stock purchase plan, executive compensation plan, executive benefit plan, or other similar plan, arrangement or agreement, (5) adoption of any agreement or plan of or for the merger, consolidation, or majority share acquisition of the Company or any subsidiary with or into any other person, whether domestic or foreign, corporate, or noncorporate, or the authorization of the lease, sale, exchange, transfer or other disposition of all, or substantially all, of the Company's assets, (6) any matter submitted to the shareholders pursuant to Article Fifth or Article Seventh of these Amended Articles of Incorporation, as they may be further amended, or any issuance of shares of the Company for which shareholder approval is required by applicable stock exchange rules or (7) any matter relating to the issuance of shares of the Company, or the repurchase of shares of the Company that the Board of Directors determines is required or appropriate to be submitted to the shareholders under the Ohio Revised Code or applicable stock exchange rules, except that:

(i) no holder of Common Shares shall be entitled to exercise more than one vote on any such matter in respect of any Common Share with respect to which there has been a change in beneficial ownership following the Effective Time of the Merger (as such terms are defined in the Agreement and Plan of Merger, dated as of October 9, 2001, as it may be amended from time to time (the "Merger Agreement"), by and among The Procter & Gamble Company, The Procter & Gamble Ohio Brands Company and the Company) and during the four years immediately preceding the date on which a determination is made of the shareholders who are entitled to take any such action; and

(ii) no holder shall be entitled to exercise more than one vote on any such matter in respect of any Common Share if the aggregate voting power such holder otherwise would be entitled to exercise as of the date of such a determination (disregarding the voting power of any Common Shares held by such holder on August 20, 1985 or acquired by such holder in a transaction not involving any change in beneficial ownership by reason of Section 2 (c) of this Division II) would constitute one-fifth or more of the voting power of the Company and the holders of the Common Shares have not authorized the ownership of Common Shares by such person as and to the extent contemplated by Article Seventh hereof.

(b) A change in beneficial ownership of an outstanding Common Share shall be deemed to have occurred whenever a change occurs in any person or group of persons who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares (1) voting power, which includes the power to vote, or to direct the voting of such Common Share, (2) investment power, which includes the power to direct the sale or other disposition of such Common Share, (3) the right to receive or retain the proceeds of any sale or other disposition of such Common Share, or (4) the right to receive any distributions, including cash dividends, in respect of such Common Share.

(A) In the absence of proof to the contrary provided in accordance with the procedures referred to in Section 2 (d) of this Division II, a change in beneficial ownership shall be deemed to have occurred whenever a Common Share is transferred of record into the name of any other person.

(B) In the case of a Common Share held of record in the name of a corporation, general partnership, limited partnership, voting trustee, bank, trust company, broker, nominee or clearing agency, if it has not been established pursuant to the procedures referred to in Section 2 (d) of this Division II that there has been no change in the person or persons who direct the exercise of the rights referred to in clauses (b)(1) through (b)(4) of Section 2 of this Division II with respect to such Common Share during the period of four years immediately preceding the date on which a determination is made of the shareholders who are entitled to take any action, then a change in beneficial ownership shall be deemed to have occurred during such period.

(C) In the case of a Common Share held of record in the name of any person as a trustee, agent, guardian or custodian under the Uniform Gifts to Minors Act as in effect in any state, a change in beneficial ownership shall be deemed to have occurred whenever there is a change in the beneficiary of such trust, the principal of such agent, the ward of such guardian or the minor for whom such custodian is acting or in such trustee, agent, guardian or custodian.

(D) In the case of Common Shares beneficially owned by a person or group of persons who, after acquiring directly or indirectly the beneficial ownership of five percent of the outstanding Common Shares, failed to notify the Company of such ownership, a change in beneficial ownership of such Common Shares shall be deemed to occur on each day while such failure continues.

(c) Notwithstanding anything in this Section 2 of this Division II to the contrary, no change in beneficial ownership shall be deemed to have occurred solely as a result of:

(1) any event that occurred prior to August 20, 1985 or pursuant to the terms of any contract (other than a contract for the purchase and sale of Common Shares contemplating prompt settlement), including contracts providing for options, rights of first refusal and similar arrangements in existence on such date to which any holder of Common Shares is a party;

(2) any transfer of any interest in a Common Share pursuant to a bequest or inheritance, by operation of law upon the death of any individual, or by any other transfer without valuable consideration, including a gift that is made in good faith and not for the purpose of circumventing this Article Fourth;

(3) any change in the beneficiary of any trust, or any distribution of a Common Share from trust, by reason of the birth, death, marriage or divorce of any natural person, the adoption of any natural person prior to age 18 or the passage of a given period of time or the attainment by any natural person of a specific age, or the creation or termination of any guardianship or custodial arrangement;

(4) any appointment of a successor trustee, agent, guardian or custodian with respect to a Common Share if neither such successor has nor its predecessor had the power to vote or to dispose of such Common Share without further instructions from others;

(5) any change in the person to whom dividends or other distributions in respect of a Common Share are to be paid pursuant to the issuance or modification of a revocable dividend payment order; or

(6) any issuance of a Common Share by the Company or any transfer by the Company of a Common Share held in treasury unless otherwise determined by the Board of Directors at the time of authorizing such issuance, or transfer, including without limitation those Common Shares issued pursuant to the Merger Agreement.

(d) For purposes of Section 2 of this Division II, all determinations concerning changes in beneficial ownership, or the absence of any such change, shall be made by the Company or, at any time when a transfer agent is acting with respect to the Common Shares, by such transfer agent on the Company's behalf. Written procedures designed to facilitate such determinations shall be established by the Company and refined from time to time. Such procedures shall provide, among other things, the manner of proof of facts that will be accepted and the frequency with which such proof may be required to be renewed. The Company and any transfer agent shall be entitled to rely on all information concerning beneficial ownership of the Common Shares coming to their attention from any source and in any manner reasonably deemed by them to be reliable, but neither the Company nor any transfer agent shall be charged with any other knowledge concerning the beneficial ownership of the Common Shares.

(e) In the event of any stock split or stock dividend with respect to the Common Shares, each Common Share acquired by reason of such split or dividend shall be deemed to have been beneficially owned by the same person continuously from the same date as that on which beneficial ownership of the Common Share, with respect to which such Common Share was distributed, was acquired.

SECTION 3. No reference to any matter in this Division II shall be deemed to entitle any shareholder of the Company the right to vote thereon, consent thereto, grant a waiver or release in respect thereof, or take any other action with respect thereto.

SECTION 4. Each Common Share, whether at any particular time the holder thereof is entitled to exercise ten votes or one vote pursuant to Section 2 of this Division II, shall be identical to all other Common Shares in all respects, and together the Common Shares shall constitute a single class of shares of the Company.



LETTER TO ALL PARTICIPANTS IN:
THE J.M. SMUCKER COMPANY EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST,
THE J.M. SMUCKER COMPANY EMPLOYEE SAVINGS PLAN,
THE J.M. SMUCKER COMPANY ORRVILLE REPRESENTED EMPLOYEE SAVINGS PLAN,
AND THE J.M. SMUCKER COMPANY SALINAS REPRESENTED EMPLOYEE SAVINGS PLAN.

Enclosed are materials relating to the annual meeting of The J. M. Smucker Company, which will be held on August 13, 2002. You are receiving these materials because you are a participant in one or more of the benefit plans listed above. As a participant in one of the plans, you are also a beneficial owner of common shares of Smucker that are held in the plans. As such, you are entitled to direct the trustee under each of the plans on how to vote those shares with respect to issues being submitted to the shareholders at Smucker's annual meeting. The trustee of The J.M. Smucker Company Employee Stock Ownership Plan and Trust is SEI Private Trust Company. The trustee of The J.M. Smucker Company Employee Savings Plan, The J.M. Smucker Company Orrville Represented Employee Savings Plan, and The J.M. Smucker Company Salinas Represented Employee Savings Plan is Fidelity Management Trust Company.

The purpose of this letter is to give you information on how to provide voting direction to the trustee on shares allocated to your account under one or more of the plans. The letter also discusses a right that you have under the plans to provide direction to the trustee on how certain other shares should be voted that are allocated to other participants or which are not yet allocated to anyone. The letter also outlines what it means if you exercise your right with respect to those other shares. Before making a decision on how to instruct the trustee, you should read this letter and the enclosed materials (including the copy of the proxy statement for the annual meeting) carefully.

If you are also a direct shareholder of Smucker, you will receive under separate cover another copy (or copies) of the materials relating to the special meeting. Those materials will contain information on voting any shares you own directly.

HOW DO I PROVIDE DIRECTION TO THE TRUSTEE?

As a participant in one or more of the plans referenced at the top of this letter, you may direct the trustee how to vote all shares allocated to your account. You may also direct the trustee how to vote the following other plan shares (referred to in this letter as "non-directed shares"):

- shares allocated to the accounts of other participants who do not themselves provide direction to the trustee on how to vote those shares; and

- if you are a participant in the Employee Stock Ownership Plan, shares in that plan that have not been allocated to participants.

If you do not direct the trustee how to vote your allocated shares, those shares will be voted by the trustee in accordance with the direction of other participants.

The trustee will vote shares under a particular plan based upon the direction of participants in the plan who timely return voting instruction cards like the one that is enclosed. If you are a participant in more than one plan, you should receive voting instruction cards for each plan.

To direct the trustee how to vote shares allocated to your account under the plan or plans in which you participate, simply mark your choices on the back of the enclosed voting instructions card. With respect to non-directed shares, you may, by marking the appropriate square on the back of the card, direct the trustee either

- to vote a portion of the non-directed shares under a plan the same way you directed the trustee to vote your allocated shares,

- not to vote non-directed shares pursuant to your direction because you do not wish to undertake the fiduciary duties described below which arise from that direction, or
- to vote the non-directed shares differently than your allocated shares, in which case you should also contact the transfer agent, Computershare Investor Services, at (440) 239-7350 to obtain another voting instruction card for that purpose.

If you elect to direct the trustee how to vote your allocated shares and/or the non-directed shares, the enclosed voting instruction card must be returned to the trustee. The address to which the card must be mailed or delivered is The J.M. Smucker Company, c/o Computershare Investor Services, P.O. Box A3800, Chicago, IL 60690-9608. In order for the trustee to be able to vote the shares at the annual meeting, the deadline for voting instruction cards to be received by the trustee is 12:00 noon, eastern time, August 9, 2002. A prepaid, addressed envelope is enclosed for you to use in returning the card.

Your decision whether or not to direct the trustee to vote shares in the plans and, if so, the direction that you have given will be treated confidentially by the trustee, which will not disclose it to Smucker or any of its employees, officers, or directors.

VOTING RIGHTS OF SHARES

Our amended articles of incorporation provide generally that each common share will entitle the holder to one vote on each matter to be considered at the meeting, except for certain matters listed in the amended articles of incorporation. On those listed matters, shareholders are entitled to exercise ten votes per share unless there has been a change in beneficial ownership of the common share since June 1, 2002. In that event, the new owner will be entitled to only one vote with respect to that share on all matters until four years pass without a further change in beneficial ownership of the share. Item 2 on the proxy, Proposal to Amend and Restate the 1998 Equity and Performance Plan, is one of the matters listed in the amended articles of incorporation to which the ten vote provisions apply.

For Item 2 on the proxy, common shares in a benefit plan that were acquired by the plan before June 1, 2002, are entitled to ten votes per share; all other shares in a plan are entitled to one vote per share. For Items 1 and 3 on the proxy, all shares in a plan are entitled to one vote per share.

Each voting instruction card indicates the number of common shares allocated to your account under a particular plan as of the last date for which information is currently available. However, shares are allocated to accounts for recordkeeping purposes only, and actual shares are not allocated to individual participant accounts. Therefore, it is not possible for the trustee to know which of the common shares that have been owned by a plan since June 1, 2002, and, therefore, have ten votes, are allocated to each participant's account. As a result, each participant's allocated shares are assumed to be in the same proportion of ten-vote to one-vote shares as are all of the shares in the plan.

FIDUCIARY STATUS

Each plan participant is a "named fiduciary" (as defined in Section 402(a)(2) of the Employee Retirement Income Security Act of 1974, as amended) with respect to a decision to direct the trustee how to vote the shares allocated to his or her account. Individuals considered to be named fiduciaries are required to act prudently, solely in the interest of the participants and beneficiaries of the plans, and for the exclusive purpose of providing benefits to participants and beneficiaries of the plans. A named fiduciary may be subject to liability for his or her actions as a fiduciary. By signing, dating, and returning the enclosed voting instruction card, you are accepting your designation under the plans as a named fiduciary. You should therefore exercise your voting rights prudently. You should sign, date, and return the voting instruction card only if you are willing to act as a named fiduciary.

If you direct the trustee how to vote non-directed shares, you will be a named fiduciary with respect to that decision also. You are similarly required to act prudently, solely in the interest of the participants and beneficiaries of the plan, and for the exclusive purpose of providing benefits to participants and beneficiaries of the plan in giving direction on non-directed shares, if you choose to do so.

All questions and requests for assistance should be directed to shareholder relations at Smucker at (330) 684-3838.